FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-262701-08

Herald Center

Herald Center

BMO Capital Markets

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FREE WRITING PROSPECTUS, DATED February 3, 2025

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333- 262701) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, BMO Capital Markets Corp. or any other underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free 1-800-831-9146.

The information in this file (the “File”) does not contain all information that is required to be included in the prospectus. This File should be reviewed only in conjunction with the entire prospectus. Prospective investors are advised to read carefully, and should rely on, the prospectus relating to the information set forth herein in making their investment decision. Methodologies used in deriving certain information contained in this File are more fully described elsewhere in the prospectus. The information in this File should not be viewed as projections, forecasts, predictions or opinions with respect to value.

The information in this File is preliminary and may be amended, completed and/or supplemented from time to time prior to the time of sale. The information in this File supersedes any contrary information contained in any prior File relating to the information herein and will be superseded by any contrary information contained in any subsequent File prior to the time of sale.

The securities related to this File are being offered when, as and if issued. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy such securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted. Such securities do not represent an interest in or obligation of the depositor, the sponsors, the originator, the master servicer, the special servicers, the trustee, the certificate administrator, the operating advisor, the asset representations reviewer, the controlling class representative, the risk retention consultation parties, the companion loan holders (or their representatives), the underwriters or any of their respective affiliates. Neither such securities nor the underlying mortgage loans are insured or guaranteed by any governmental agency or instrumentality or private insurer.

This File contains certain tables and other statistical analyses (the “Computational Materials”). Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated in this File. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect actual present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. You should consult your own counsel, accountants and other advisors as to the legal, tax, business, financial and related aspects of a purchase of the assets described in this File. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on

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prepayment and/or loss assumptions, and changes in such prepayment and/or loss assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments or losses on the Herald Center Mortgage Loan, including the Herald Center Subordinate Loans, will occur at rates higher or lower than the rates shown in the Computational Materials.

This File contains forward-looking statements. These forward looking statements are found in this File, including certain of the tables. Forward-looking statements are also found elsewhere in this File and include words like “expects”, “intends”, “anticipates”, “estimates” and other similar words. These statements intend to convey our projections or expectations as of the date of this File. These statements are subject to certain risks and uncertainties that could cause the success of collections and the actual cash flow generated to differ materially from the information set forth in this File. While such information reflects projections prepared in good faith based upon methods and data that are believed to be reasonable and accurate as of the dates thereof, the depositor undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances. Individuals should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecasted periods, which reflect the depositor's view only as of the date of this File.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and that these materials may not be updated or (3) these materials possibly being confidential, are, in each case, not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

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WORLD'S
LARGEST
STORE
macy's
sunglass hut
H&M
verizon

H&M

H&M
verizon
5G

H&M

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Herald Center – New York, NY

34th St-Herald Sq (2023 MTA):

34th Street-Herald Square Station experienced 23.7 million subway riders (64,879 travelers/day), which is a 12.9% increase over 2022 in ridership. This station was the 3rd busiest station in New York City.

PATH: 6.1 million total travelers at Herald Square.

34th St-Penn Station (1,2,3) (2023 MTA):

34th Street-Penn Station for the 1,2,3 lines experienced 15.2 million subway riders (41,710 travelers/day), which is a 14.1% increase over 2022 ridership.

34th St-Penn Station (A,C,E) (2023 MTA):

34th Street-Penn Station for the A,C,E lines experienced 17.0 million subway riders (46,506 travelers/day), which is an 18.5% increase over 2022 ridership.

Penn Station (2023):

Amtrak: 10.2 million total travelers at Penn Station. LIRR: 65.2 million total travelers. Approximately 60% of trips are from Penn Station.

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Herald Center – New York, NY

1-Mile Radius

Median Household Income: $132,953
Households: 118,694
Population: 203,660

3-Mile Radius

Median Household Income: $121,528
Households: 643,336
Population: 1,274,576

5-Mile Radius

Median Household Income: $101,351
Households: 1,235,380
Population: 2,751,982

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Executive Summary	Page 7

Investment Highlights	Page 17

Property Overview	Page 20

Lender Underwriting	Page 33

Market Overview	Page 37

Appraisal Summary	Page 44

Summary of Loan Terms	Page 53

Sponsor Overview	Page 60

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Executive Summary

Bank of Montreal (“BMO” or the “Lender”) provided a five (5) year, fixed-rate, interest-only, $300 million loan (the “Loan”), secured by the fee estate and leasehold estate in the Property (as defined below), to two affiliated special purpose bankruptcy-remote entities owned and controlled by J.E.M.B. Realty Corp. (“JEMB” or the “Sponsor”). One entity (the “Fee Borrower”) is the fee simple owner of the Property. The other entity (the “Leasehold Borrower” and, together with the Fee Borrower, the “Borrowers”) is the owner of the leasehold interest in the Property created pursuant to an amended and restated ground lease entered into simultaneously with the closing of the Loan (the “Affiliated Ground Lease”) between the Leasehold Borrower, as ground lessee, and the Fee Borrower, as ground lessor. The Fee Borrower and Leasehold Borrower are, on a joint and several basis, the Borrower under the Loan. The Loan consists of Subordinate Loans and one or more Senior Loans (each, as defined below).

The Loan is secured by (i) a first priority fee mortgage on the Fee Borrower’s fee simple interest in the property known as Herald Center, comprised of 267,207 square feet of mixed-use retail and office space located at 1293-1311 Broadway, New York, New York (collectively, the “Property”) and (ii) a first priority leasehold mortgage on the Leasehold Borrower’s leasehold interest in the Property pursuant to the Affiliated Ground Lease, which is scheduled to expire on the later of (x) June 30, 2056 or (y) the last day of the month occurring 31 years after the condominium commencement date (which has not occurred yet).

●	The Subordinate Loans are part of the Loan (in the aggregate initial principal amount of $300,000,000), which is comprised of: (i) multiple subordinate notes in the aggregate principal amount of $141,000,000 (the “Subordinate Loans”), which are evidenced by five junior promissory notes in the aggregate initial principal amount of $141,000,000 (the “Junior Notes”), and (ii) multiple senior loans in the aggregate principal amount of $159,000,000 (the “Senior Loans”), which are evidenced by multiple senior pari passu promissory notes in the aggregate initial principal amount of $159,000,000 (the “Senior Notes”). The respective rights and obligations of the holder(s) of the Subordinate Loans and the holder(s) of the Senior Loans are governed by the terms and provisions of a co-lender agreement entered into on January 3, 2025 (the “Co-Lender Agreement”). The Junior Notes are generally subordinate in right of payment to the Senior Notes.
●	The Junior Notes are evidenced by Note B in the initial principal amount of $39,805,000 in favor of BMO, Note C in the initial principal amount of $34,370,000 in favor of BMO, Note D in the initial principal amount of $34,590,000 in favor of BMO, Note E in the initial principal amount of $25,235,000 in favor of BMO and Note F in the initial principal amount of $7,000,000 in favor of BMO. The Senior Notes, which are pari passu in right of payment with each other, consist of multiple separate promissory notes in favor of BMO. Note B is subordinate to the Senior Notes but senior to the other Junior Notes in right of payment. Note C is subordinate to the Senior Notes and Note B but senior to the other Junior Notes in right of payment. Note D is subordinate to the Senior Notes, Note B and Note C but senior to the other Junior Notes in right of payment. Note E is subordinate to the Senior Notes, Note B, Note C and Note D but senior to Note F in right of payment. Note F is subordinate to the Senior Notes and the other Junior Notes in right of payment.
●	The holder(s) of the Subordinate Loans and the Senior Loans are parties to the Co-Lender Agreement that governs the relative rights and obligations of the holders of, and the allocation of payments to, the Senior Loans and the Subordinate Loans. The Co-Lender Agreement generally provides, among other things, that: (i) the entire Loan will be serviced and administered pursuant to the terms of a lead pooling and servicing agreement, but subject to the terms of the Co-Lender Agreement; (ii) the Junior Notes are generally subordinate in right of payment to the Senior Notes and expenses and losses relating to the Loan and the Property will be allocated first to Note F, Note E, Note D, Note C and Note B, in that order, until their respective principal balance is reduced to zero, prior to being allocated to the Senior Notes, and then will be allocated among the Senior Notes on a pro rata and pari passu basis; and (iii) the controlling note holder will be the holder of Note F.
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Sponsor’s Plan with respect to the Yeshiva Unit

●	The Leasehold Borrower has the right to convert the Property to a leasehold condominium structure (anticipated to initially have two (2) units – Unit 2 will be retained by the Sponsor (the “Retail Unit”) and Unit 1 will be conveyed to Yeshiva University (the “Yeshiva Unit”)), which leasehold condominium will have a term of 31 years (co-terminus with the Affiliated Ground Lease). Following the creation of the leasehold condominium, (i) the fee mortgage will continue as a first priority mortgage on the Fee Borrower’s fee simple interest in the entire Property, (ii) the leasehold mortgage will continue as a first priority leasehold mortgage on both the Retail Unit and the Yeshiva Unit, and (iii) upon the sale of the Yeshiva Unit to Yeshiva University (“Yeshiva”), the Yeshiva Unit will be released from the lien of the leasehold mortgage. In summary, after the Property is converted to a leasehold condominium structure and the Yeshiva Unit is sold to Yeshiva, the collateral securing the Loan will consist of the fee mortgage on the entire Property and the leasehold mortgage on the Retail Unit. The leasehold condominium will be subordinate to the Affiliated Ground Lease and the Affiliated Ground Lease will be subordinate to the Lender’s fee mortgage; however, as a condition to Yeshiva acquiring the Yeshiva Unit, Yeshiva will require that for so long as Yeshiva is not in default under the leasehold condominium documents and other documents related to the purchase of the Yeshiva Unit (collectively, the “Yeshiva Transaction Documents”), it will not be disturbed in a foreclosure or other exercise of remedies by the Lender under the loan documents. The acquisition price of the Yeshiva Unit is $10.00 and Yeshiva will also be required to pay common charges which includes a portion of the ground rent that is payable under the Affiliated Ground Lease and a portion of the operating expenses. For simplicity throughout this presentation, Yeshiva is presented as a tenant at the Property and its portion of the ground rent is represented as “Base Rent”.
●	The Yeshiva Transaction Documents contemplate Yeshiva taking possession of its 155,025 SF premises across three tranches. The Yeshiva premises include portions of the first floor, mezzanine floor and floors five through nine. Yeshiva accepted possession of Tranche 1 on November 1, 2024, which includes portions of the first floor, the mezzanine floor and sixth floor and the entirety of the fifth floor. The “Ground Rent Pass Through Date”, which is the date that Yeshiva will be obligated to start making its Base Rent payment for the applicable tranche, will be July 1, 2025 for Tranche 1. The possession date for Tranche 2, which includes portions of the sixth floor and the entirety of the seventh floor, will be no later than January 1, 2026. The Ground Rent Pass Through Date for Tranche 2 will be July 1, 2026. The possession date for Tranche 3, which includes the entirety of the eighth and ninth floors, will be no later than January 1, 2027. The Ground Rent Pass Through Date for Tranche 3 will be July 1, 2027. The Borrower is required to complete seller’s work as defined under the Yeshiva Transaction Documents prior to the possession date for each tranche. However, failure of Borrower to complete seller’s work will not provide Yeshiva with any termination rights under the Yeshiva Transaction Documents and would not result in a delay of the obligation to pay Base Rent on the aforementioned Ground Rent Pass Through Dates. From the possession date of each tranche, Yeshiva is responsible for paying any utility charges (to the extent not included in common charges) and sundry charges with respect to each such tranche. Commencing on the first anniversary of the Ground Rent Pass Through Date of each tranche, Yeshiva will commence paying its percentage allocation of common charges (other than Base Rent which will be paid as previously described) with respect to each tranche. Finally, as of January 1, 2025, Yeshiva is responsible for paying the real estate taxes allocated to the Yeshiva Unit (Tranche 1, 2 and 3) until such time that the two condominium units are separately assessed, which equates to 50.6226% of the real estate tax burden of the Property. When the condominium units are separately assessed, Yeshiva will be responsible for the real estate taxes levied on the Yeshiva Unit, which are anticipated to be fully abated as a result of Yeshiva applying for and being granted an exemption under 420-a of the New York Real Property Tax Law. In summary, Yeshiva will be required to pay Base Rent and its portion of operating expenses on the schedule described above with no express rights to terminate such obligations.
●	As of September 25, 2024, the New York Attorney General’s office issued a No Action Letter related to the formation of the leasehold condominium, which states that the Department of Law will not take enforcement action based on the leasehold condominium transaction that was presented in the application. The Sponsor then obtained tentative tax lot numbers for the leasehold condominium from the New York City Department of Finance
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(“DOF”) and obtained approval of the proposed leasehold condominium subdivision from the New York City Department of Buildings. The leasehold condominium approval from the DOF was obtained on January 21, 2025.
●	At Loan closing, Fee Borrower, Leasehold Borrower and Yeshiva entered into a Temporary Occupancy Agreement (“TOA”) which obligates Yeshiva to perform all of the aforementioned obligations over the same duration that it agreed to under the Yeshiva Transaction Documents as if the leasehold condominium had been formed and the Yeshiva Unit was sold to Yeshiva on such date, regardless of whether such leasehold condominium has been formed and the Yeshiva Unit was sold to Yeshiva. Neither such TOA nor any of the Yeshiva Transaction Documents provide Yeshiva with any termination or contraction options (other than customary limited termination rights in connection with a casualty or condemnation).
●	After the leasehold condominium structure is in place, the Retail Unit is anticipated to be 112,182 square feet and will encompass portions of the cellar, portions of the first floor, portions of the mezzanine floor and floors two to four. The Yeshiva Unit is anticipated to be 155,025 square feet and will encompass portions of the first floor, portions of the mezzanine floor and floors five to nine. General common elements of the leasehold condominium serving both Units will be located on the sub-cellar. Yeshiva will use the Yeshiva Unit for its health sciences program with a focus on a newly proposed dental school and will have its own dedicated entrance at the Property. The Sponsor currently estimates that the buildout of the Yeshiva Unit will cost approximately $31 million (which amount has been reserved at closing) and Yeshiva is expected to invest an additional estimated $9 million of its own money to further improve the space. Additionally, the Sponsor will be responsible for landlord work currently estimated to cost $3.66 million, which results in a total approximate landlord contribution of $34.7 million. As of the loan closing, $1.2 million of the budgeted landlord work had been spent and the remaining budget as well as the entire tenant improvement allowance was reserved at closing.

Property Overview

●	The collateral for the Loan is the Herald Center, comprised of a 267,207 square foot, 9-story, mixed-use retail and office building situated in Herald Square in New York, New York. Currently, the Property is 97.9% leased with notable investment-grade tenants including H&M Fashion USA, Inc. (“H&M”) (S&P: BBB), Bank of America, National Association (“Bank of America”) (S&P: A-, Moody’s: A1, Fitch: AA-), and New York SMSA Limited Partnership (“Verizon”) (S&P: BBB+, Moody’s: Baa1, Fitch: A-) comprising 73.5% of UW base rent and 27.9% of the square footage, with a combined weighted average remaining lease term of 14.9 years. Although Yeshiva is not a publicly rated entity, it has net assets of approximately $545.3 million as of June 2023. The investment grade tenants at the Property and Yeshiva represent approximately 94.4% of UW base rent and 86.0% of the square footage, with a combined weighted average remaining lease term of 26.0 years. Located in Herald Square within the Penn Plaza District, the Property is in one of the country’s premier shopping corridors. The Property is well located directly across from Macy’s, and benefits from Herald Square’s recently improved pedestrian areas. The Property is located at the intersection of New York City’s main public transportation arteries, providing Herald Center with access to 15 nearby subway lines.
●	The Property was originally built in 1902 and renovated in 2015 after the Sponsor carried out a $50 million beautification program. The Sponsor has owned the Property since 1986 and completed the renovation to reposition Herald Center to take advantage of the Property’s location in the Broadway retail corridor.
●	The Property is situated in a prime location for transit; located adjacent to a subway entrance, providing both tenants, guests and customers of the Property with access to 7 major subway lines as well as access to 8 other subway lines within a 15-minute walk. The Property is also 0.3 miles from Penn Station, the regional hub for the LIRR and Amtrak train lines. These lines provide a wider range of pedestrian traffic as the LIRR is a commuter line for Long Island while Amtrak has direct trains running to and from the greater east coast. The Property’s location is both an attractive destination for tourists and a convenient stop for passing commuters due to its wide variety of options for shopping and convenient location.
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●	The Property has a diverse tenant mix which includes banking services, communications products and services, fast fashion, and education. The in-place tenants have a weighted average remaining lease term of 25.1 years, weighted based on square footage, and 17.7 years, weighted based on UW Base Rent. These tenants are H&M, Yeshiva (which is expected to be a leasehold condominium unit owner upon the completion of the conversion of the Property to the leasehold condominium), Hey Tea, New York SMSA Limited (Verizon), Bank of America, JIBEI, and two antenna leases. The average rent among in-place tenants is $136.83 PSF. Comprising 23.5% of the Total NRA, H&M is the largest tenant by rent with a remaining lease term of 16.0 years and a current rent of $290.33 PSF. This H&M location serves as the brand’s flagship store with average sales of $449.44 PSF for the trailing twelve-month period ending August 2024. The Property has undergone significant leasing momentum in 2024, with Hey Tea, a Chinese Tea House Chain, signing a new lease, Verizon executing an early renewal for an additional 10 years of term and Yeshiva purchasing the Yeshiva Unit. Together, Hey Tea, Verizon and Yeshiva comprise 61.3% of NRA. The Property has a long-term contractual cashflow with minimal material rollover during the Loan term.
●	Benefitting from a location near ample public transportation and among modernized lifestyle developments, the Property attracts top tier tenants. Investment-grade tenants represent 74.0% of the property’s UW base rent. The Property is 97.9% leased, with 5,692 SF of static vacant space, which outpaces the current submarket vacancy rate of 9.7% for retail, per market data provider reports as of August 6, 2024. The low vacancy rate is driven by the abundant pedestrian traffic and high spending capacity in the area. According to a market date provider, the estimated population within a 1, 3, and 5-mile radius of the Property is 203,660, 1.3 million, and 2.8 million, respectively. The median household income within a 1, 3, and 5-mile radius of the Property is $132,953, $121,528, and $101,351, respectively.

Loan and Preferred Equity Metrics

The Loan has an origination principal balance of $300,000,000 ($1,123 per SF) and exhibits the credit metrics set forth in the table below.

Loan and Preferred Equity Metrics
Tranche	Est. Rate	$ Amount	$PSF	As-Is LTV	As-Stabilized LTV	% of Total	UW NCF Debt Yield	UW NCF DSCR
Whole Loan	6.5932%	$300,000,000	$1,123	65.2%	56.1%	90.9%	9.1%	1.35x
Preferred Equity*	8.0000%	$30,000,000	$112	71.7%	61.7%	9.1%	8.2%	1.21x
Total / W.A.	6.7211%	$330,000,000	$1,235	71.7%	61.7%	100%	8.2%	1.21x

*The preferred equity was provided by Big Herald Investments II, LLC and the rate of return on the preferred equity is 13%, consisting of an 8.0% current pay and 5.0% that accrues until cash flow from the Property is available to pay such accrued portion. Please see “Summary of Loan Terms—Preferred Equity Terms” in this Term Sheet for a description of the preferred equity terms.

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Experienced Sponsorship

●	JEMB Realty Corporation is a New York based real estate investment firm with extensive development, ownership, and operating experience. JEMB affiliates are active in repositioning real estate assets, construction projects, and financial structuring. The firm operates a real estate portfolio totaling more than 6.5 million square feet with holdings in the New York metro area including Herald Center, Herald Towers, 1 Willoughby Square, and 150 Broadway, among others. Herald Towers is situated across from the Property further demonstrating the Sponsor’s commitment to the submarket.
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Loan Sources & Uses

Proceeds from the financing and Sponsor Equity were used to (i) retire the existing securitized debt, (ii) fund the upfront reserve for the buildout of the space for Yeshiva and other upfront reserves, (iii) pay leasing commissions for the space for Yeshiva, (iv) repay the existing preferred equity investment, (v) pay mortgage recording tax, (vi) retire an M&T Pledge and (vii) pay closing costs. The estimated sources and uses for the proposed financing are outlined in the chart below:

Proposed Sources and Uses
Sources of Funds	$ Amount	$ PSF	% of Total
Senior Loan	$159,000,000	$595	47.06%
Subordinate Companion Loan	$141,000,000	$528	41.73%
Preferred Equity Investment	$30,000,000	$112	8.88%
Sponsor Equity	$7,866,518	$29	2.33%
Total Sources of Funds:	$337,866,518	$1,264	100%

Uses of Funds	$ Amount	$ PSF	% of Total
Repayment of Existing Debt	$240,387,504	$900	71.15%
Yeshiva University TI Reserve	$31,005,000	$116	9.18%
Preferred Equity Repayment	$22,874,172	$86	6.77%
Closing Costs(1)	$20,387,198	$76	6.03%
Yeshiva University Leasing Commission (Savills - Paid at Closing)	$6,317,555	$24	1.87%
M&T Pledge	$4,938,289	$18	1.46%
Yeshiva University Leasing Commission (LMJ Realty - Paid at Closing)(2)	$3,158,778	$12	0.93%
Yeshiva University Landlord Work Reserve	$2,465,548	$9	0.73%
Preferred Equity Return Reserve	$2,025,000	$8	0.60%
Mortgage Recording Tax	$1,540,000	$6	0.46%
Real Estate Tax and Insurance Reserve	$1,196,026	$4	0.35%
JIBEI Entrance Work Reserve	$800,250	$3	0.24%
Immediate Repairs Reserve	$502,807	$2	0.15%
Free Rent Reserve	$268,391	$1	0.08%
Total Uses of Funds	$337,866,518	$1,264	100%

(1)	Closing costs include a $3,497,450 Real Estate Tax credit for taxes owed on January 1, 2025, which will be released back to the Borrower upon Borrower providing proof that the taxes owed on January 1, 2025 were paid in full. The servicer on the prior CMBS loan made payment of the taxes in late December, but as a result of the timing of the Loan closing the municipality had not confirmed receipt of the payment, so Lender held the taxes in escrow at closing.
(2)	LMJ Realty is owned by family members of Joseph Jerome, one of the non-recourse carveout guarantors of the Loan. Joseph Jerome has no ownership in LMJ Realty. Additionally, the owners of LMJ Realty are beneficiaries of the Bailey Family 1998 Grandchildren’s Trust, which is the other non-recourse carveout guarantor of the Loan.

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Whole Loan Summary
Note	Original Balance	Cut-off Date Balance	Note Holder	Controlling Note
A-1(1)	$50,000,000.00	$50,000,000.00	BMARK 2025-V13	Yes(3)
A-2(1)	$31,000,000.00	$31,000,000.00	BMO	No
A-3(1)	$26,000,000.00	$26,000,000.00	BMO	No
A-4(1)	$20,000,000.00	$20,000,000.00	BMO	No
A-5(1)	$12,000,000.00	$12,000,000.00	BMO	No
A-6(1)(2)	$20,000,000.00	$20,000,000.00	3650 Capital	No
Senior Loan	$159,000,000	$159,000,000
B(1)	$39,805,000	$39,805,000	BMARK 2025-V13 (Loan Specific Certificates)	No
C(1)	$34,370,000	$34,370,000	BMARK 2025-V13 (Loan Specific Certificates)	No
D(1)	$34,590,000	$34,590,000	BMARK 2025-V13 (Loan Specific Certificates)	No
E(1)	$25,235,000	$25,235,000	BMARK 2025-V13 (Loan Specific Certificates)	No
F(1)	$7,000,000	$7,000,000	BMARK 2025-V13 (Loan Specific Certificates)	Yes(3)
Subordinate Companion Loan	$141,000,000	$141,000,000
Whole Loan	$300,000,000	$300,000,000
(1)	Expected to be contributed to one or more future securitization trust(s).
(2)	On January 3, 2025, BMO transferred Note A-6, with an Original Balance and Cut-off Date Balance of $20,000,000, to 3650 Real Estate Investment Trust 2 LLC (“3650 Capital”).
(3)	Note F will be the initial controlling note unless the Note F control appraisal period (i.e., any period during which the principal balance of Note F is less than 25% of its initial principal balance as a result of the application of appraisal reduction amounts or realized losses) occurs and is continuing. If the Note F control appraisal period has occurred and is continuing, but the subordinate note control appraisal period (i.e., any period during which the aggregate principal balance of all of the Junior Notes is less than 25% of the initial aggregate principal balance of all of the Junior Notes as a result of the application of appraisal reduction amounts or realized losses) has not occurred, there will be no controlling note. If both the Note F control appraisal period and the subordinate note control appraisal period have occurred and are continuing, Note A-1 will be the controlling note.

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Capital Structure

The capital structure is summarized in the chart below. Based on an estimated as-is appraised value of $460 million ($1,722 PSF) and as-stabilized appraised value of $535 million ($2,002 PSF), the Sponsor has approximately $130 million ($487 PSF) of implied equity in the Property at closing.

Capital Stack

	Cumulative Basis PSF	As-Is LTV(2)	As-Stabilized LTV(2)	UW NCF Debt Yield(3)

$300,000,000	$1,123	65.2%	56.1%	9.1%
Whole Loan(1)

$30,000,000 Preferred Equity(4)	$1,235	71.7%	61.7%	8.2%

$130,000,000 Implied Sponsor Equity

(1)	The Loan is evidenced by the Senior Notes and the Junior Notes. The Junior Notes evidence the Herald Center Subordinate Loans. The Senior Notes evidence the Herald Center Senior Loans. The Senior Notes are, collectively, senior in right of payment to the Junior Notes (to the extent described in this Term Sheet and the Co-Lender Agreement).
(2)	Based on the appraisal dated November 22, 2024.
(3)	Based on the UW NCF of $27,151,203.

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(4)	The preferred equity was provided by Big Herald Investments II, LLC and the rate of return on the preferred equity is 13%, consisting of an 8.0% current pay and 5.0% that accrues until cash flow from the Property is available to pay such accrued portion. Please see “Summary of Loan Terms—Preferred Equity Terms” in this Term Sheet for a description of the preferred equity terms.

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Executive Summary	Page 7

Investment Highlights	Page 17

Property Overview	Page 20

Lender Underwriting	Page 33

Market Overview	Page 37

Appraisal Summary	Page 44

Summary of Loan Terms	Page 53

Sponsor Overview	Page 60

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Herald Center

Investment Highlights

Prime Midtown, High-Exposure Location

●	The Property is a premier mixed-use retail and office property located in the Penn Plaza/Garment submarket of Manhattan. The Property occupies almost an entire block at the corner of Broadway and West 34th Street that provides prime frontage for the retail tenants. The Property is accessible from all major commuter transportation hubs and residential areas within Manhattan. Nearby subway stops include 34th Street Herald Square Station which is adjacent to the Property, where PATH, B, D, F, M, N, Q, R, and W trains are accessible; 34th Street Penn Station, where 1, 2, 3, A, C, E, LIRR, and Amtrak trains are available; and Times Square 42nd Street Station, where N, Q, R, Q, S, 1, 2, 3, and 7 trains are also available. The Property is located across from Macy’s, and benefits from Herald Square’s recent redevelopment which increased public pedestrian space reserved for park areas, seating areas, and bike lanes.
●	In 2023, according to the Metro Transit Authority, the subway stations, 34th Street-Herald Sq and 34th Street-Penn Station (1, 2, 3, A, C, E), experienced approximately 56 million passengers, reflecting the prominence of this area in the greater New York Metro. The Property is in a prime position to capture this foot traffic and overall demand from both retail consumers and commuters.
●	The Property is well-positioned to capitalize on New York City’s retail recovery as Penn Plaza’s leasing activity continues to stabilize. Historically, the Penn Plaza/Garment retail submarket has performed very well, only peaking at a vacancy of 3.3% from 2012 to 2019 and maintaining a sub 4% vacancy until 2020. Decreases in foot traffic due to Covid measures negatively impacted absorption in the submarket with over 330,000 SF of space vacating in 2020. This mass departure led to the vacancy rate increasing from 1.6% in 2019 to 8.3% in 2020. Per a market data provider, the submarket’s vacancy rate in the second quarter of 2024 was 9.7% for retail and 17.3% for office.
●	The Property’s location and signage visibility offers the largest tenant by rent, H&M, value above the strong sales performance. H&M’s signage and facade spans the entirety of Broadway between 34th and 35th street in addition to signage on the corner 35th street directly across the flagship Macy’s store.

Diversified Investment-Grade Tenant Base with Strong Retail Sales and No Rollover During the Loan Term (Excluding Antenna Roll)

●	The Property is currently 97.9% leased to a mix of banking, communications products, fast fashion, and education tenants. H&M (62,800 SF, 23.5% of NRA, 53.5% of GPR), the largest tenant at the Property by rent, has 16.0 years of lease term remaining. H&M’s presence at the Property draws much of the foot traffic due to its size and selection of clothing at a modest price point. H&M’s sales have nearly doubled since the pandemic with 2020 sales of approximately $15 million and 2023 sales of approximately $27 million. Additionally, 2024 sales through October 2024 have already reached $23.5 million. H&M’s net sales have increased by 7.5% in the second quarter of 2024 from the second quarter of 2023. The remaining ground floor retail suites are leased to a Bank of America branch, a Verizon store and Hey Tea with an average weighted base rent of $534.68 PSF between the three tenants.
●	Of the eight in-place tenants (including two antennae tenants), five are investment-grade credit rated entities with ratings of at least BBB or Baa2 or higher. The investment-grade tenants have a weighted average remaining lease term of 14.9 years and comprise 28.0% of the NRA and 74.0% of the UW Base Rent.

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●	The Sponsor recently reached an agreement with Yeshiva to sell the Yeshiva Unit to Yeshiva, and Yeshiva is expected to occupy floors five through nine of the Property along with portions of the first floor and portions of the mezzanine floor. (1) Yeshiva is expected to occupy the entirety of Yeshiva Unit for a 31-year term (which is the term of the leasehold condominium) that is further described in this presentation. Yeshiva is expected to use the space for its health sciences program with a focus on a newly proposed dental school. Yeshiva is expected to spend approximately $9 million to improve the space, in addition to the landlord contribution, which is estimated to be approximately $31 million (which amount has been reserved at closing).
●	H&M has a termination option at the Property in 2036, which requires 24 months’ notice. The Loan is structured on a 5-year term, providing extra security to the Lender as the effective date of H&M’s termination option is approximately seven years following the maturity of the loan.
●	Currently, there are 11 H&M locations throughout Manhattan. H&M continues to expand in this market as evidenced by the recently opened approximately 10,000 square foot store in the SoHo neighborhood.
●	The Property has undergone significant leasing and occupancy momentum in 2024, with Hey Tea, a Chinese tea house chain, signing a new lease, Verizon executing an early renewal for an additional 10 years of term and Yeshiva purchasing the Yeshiva Unit. Together, Hey Tea, Verizon and Yeshiva comprise 61.3% of NRA. Yeshiva will occupy floors five through nine of the Property along with portions of the first floor and portions of the mezzanine floor and use the space for their health science programs. The Sponsor is investing approximately $31 million into the space and Yeshiva will invest an additional estimated $9 million into the space to fit their needs.
●	In May 2024, Verizon exercised an early renewal option, which extended the term of the lease an additional 10 years through October 2035 (original lease expiration date of October 2025). Additionally, Verizon recently made a significant investment in their store by performing a renovation of the interior and storefront at their own expense. The renovation was completed on November 25, 2024. The early extension of their term and the recently completed renovation of the store demonstrate Verizon’s commitment to the location.

Strong Committed Sponsorship with New York City Presence

●	JEMB Realty Corporation, managing member of the Borrower, is a New York based real estate investment firm with extensive development, ownership, and operating experience encompassing 6.5 million SF. JEMB affiliates are active in repositioning real estate assets, construction projects, and financial structuring.
●	Based out of New York, the Sponsor has extensive experience in the New York Market. Its projects include the ground-up development of the office building 1 Willoughby Square, the acquisition and re-establishment of the Resort Casino Hotel in Atlantic City, and the development of a residential building in Brooklyn. JEMB Realty Corporation’s headquarters are located three miles from the Property at 150 Broadway.
●	The Sponsor has been committed to the Property since acquiring the asset in 1986. In 2015, the Sponsor invested $50 million in capital expenditures, completely overhauling the building’s façade to modernize the building.
●	With Yeshiva’s occupancy at the Property, the Sponsor will invest approximately $31 million into their space to build out their capabilities as a medical space. This investment into the space shows the Sponsor’s continued investment in the long-term future of the Property.

 (1) The purchase and sale agreement and related documents are currently held in escrow and will be released from escrow upon the recording of the leasehold condominium declaration with the office of the New York City register. At Loan closing, Fee Borrower, Leasehold Borrower and Yeshiva entered into a Temporary Occupancy Agreement, which obligates Yeshiva to perform all of the obligations over the same duration that it agreed to under the Yeshiva Transaction Documents as if the leasehold condominium had been formed and the Yeshiva Unit was sold to Yeshiva on such date, regardless of whether the leasehold condominium in the Yeshiva Unit has been formed and the Yeshiva Unit was sold to Yeshiva.

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Executive Summary	Page 7

Investment Highlights	Page 17

Property Overview	Page 20

Lender Underwriting	Page 33

Market Overview	Page 37

Appraisal Summary	Page 44

Summary of Loan Terms	Page 53

Sponsor Overview	Page 60

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Property Overview

Collateral Overview

●              Herald Center is a 267,207 square foot, 9-story, mixed-use retail and office building situated in Herald Square in New York City, New York, with the office portion comprised of school/education uses. As Herald Square continues to substantially increase pedestrian areas, the Property attracts top tier retail and education tenants. Currently, the Property is 97.9% occupied with banking, communications products, fast fashion, and education tenants. The building is located adjacent to 34th Street Herald Square Subway Station, is within two blocks of Penn Station, and is within a 15-minute walk to Times Square 42nd Street Station.

●               Herald Center was built in 1902 and renovated by the Sponsor in 2015, the Property uses its LED paneling to capture a large audience for its retailers. The Property is well located on the corner of 34th Street and Broadway in Midtown Manhattan’s Herald Square, one of the most densely travelled retail districts in New York City. The Property also benefits from its location directly across from Macy’s Flagship store in Herald Square. The location and signage visibility offers the largest tenant, H&M, tremendous value above the strong sales performance. H&M’s signage and facade span the entirety of Broadway between 34th and 35th street in addition to signage on the corner 35th street directly across the flagship Macy’s store.

●                The Property’s rent roll features five investment grade retail tenants. These tenants include H&M (S&P: BBB, 62,800 SF, 53.5% of UW Rent), Bank of America (S&P: A-, Moody’s: A1, Fitch: AA- , 5,293 SF, 10.2% of UW Rent), Verizon (S&P: BBB+, Moody’s: Baa1, Fitch: A-, 6,500 SF, 9.8% of UW Rent), T-Mobile (S&P: BBB, Moody’s: Baa2, Fitch: BBB+, 210 SF, 0.3% of UW Rent) and New Cingular Wireless PCS, LLC (“AT&T”) (S&P: BBB, Moody’s: Baa2, Fitch: BBB+, 100 SF, <0.3% of UW Rent). Most of these tenants have been in-place for more than five years and continue to attract foot traffic to the Property with their well-established brands.

●               Yeshiva entered into a purchase and sale agreement and related documents to purchase the leasehold interest in the Yeshiva Unit to occupy approximately 155,000 SF at the Property on floors five through nine along with portions of the first floor and portions of the mezzanine floor, including a dedicated private entrance. As part of the agreement, the Sponsor will be investing an estimated $31 million into the space to build out its capabilities as a medical facility for Yeshiva. Yeshiva is expected to invest approximately $9 million into the space and will be taking occupancy in three tranches between 2025 and 2027. The Joint Industry Board of the Electrical Industry (“JIBEI”) also signed a new lease at the Property in April 2023 which accounts for 11.0% of NRA (29,279 SF). JIBEI’s space includes a separate ground-floor entrance, and the tenant occupies the entire fourth floor of the building. This recent education leasing follows the lease signed by Touro University in Times Square demonstrating a growing trend for education tenants to value proximity to subway access for the students and professionals.

●               The Property has a long term, contractual cashflow with minimal rollover during the Loan term. Of the eight in-place tenants, the two antennae tenants representing only 0.1% of NRA will roll prior to the Loan’s maturity date. The Property has a weighted average remaining lease term of 25.1 years.

●               The Property is accessible from all major Manhattan commuter transportation hubs. Nearby subway stops include 34th Street Herald Square Station

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which is adjacent to the Property, where B, D, F, M, N, Q, R, and W trains and PATH are accessible; 34th Street Penn Station (3 minute walk), where 1, 2, 3, A, C, E, LIRR, and Amtrak trains are available; and Times Square 42nd Street Station (7 minute walk), where N, Q, R, Q, S, 1, 2, 3, and 7 trains are also available.
●	The Sponsor, JEMB Realty Corporation, is a New York based real estate investment firm with extensive development, ownership, and operating experience. JEMB affiliates are active in repositioning real estate assets, construction projects, and financial structuring. The firm’s holdings in the New York metro include Herald Center as well as Herald Towers, 75 Broad, 1 Willoughby Square, and 150 Broadway, among others.
●	Yeshiva University’s buildout is anticipated to cost approximately $40 million (258 PSF) across the Sponsor and Yeshiva’s contribution, which will be used to transform the space into the newest installation of the Yeshiva University medical school. As a result, the tenant’s contribution of approximately $9 million is expected to be in excess of what the tenant would spend if this were a more traditional office or standard classroom buildout. One of the major aspects of the project is to create large arched window bays to allow additional natural light into the Yeshiva University space. See below for renderings of the window bays:

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Property Overview (continued)

Tenancy Overview

●	The Property is currently 97.9% leased to a diverse mix of banking, communications products, fast fashion, and education tenants who are attracted to the Property given its prime location in New York City, and more specifically Penn Plaza/Garment submarket. Major tenants include Yeshiva University (which is expected to be a leasehold condominium unit owner upon the completion of the conversion of the Property to the leasehold condominium) (155,025 SF, 20.4% of UW Rent), H&M (62,800 SF, 53.5% of UW Rent), JIBEI (29,279 SF, 4.5% of UW Rent), and Verizon (6,500 SF, 9.8% of UW Rent).
●	The in-place tenants at the Property represent 97.9% of the NRA with a weighted average remaining lease term of 25.1 years and a weighted average base rent of $136.83 PSF.

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Top Tenant Summary(1)
Tenant	Ratings Moody’s/S&P/Fitch(2)	Net Rentable Area (SF)	% of Total NRA	UW Base Rent PSF(3)	UW Base Rent(3)	% of Total UW Base Rent	Lease Exp. Date
Retail
H&M(4)	NR/BBB/NR	62,800	23.5%	$304.84	19,144,223	53.5%	1/31/2041
Bank of America	A1/A-/AA-	5,293	2.0	$688.45	3,643,992	10.2	7/31/2032
CL Vista Holdings LLC	NR/NR/NR	2,308	0.9	$171.37	395,520	1.1	2/28/2034
Total Retail		70,401	26.3%	$329.31	$23,183,736	64.8%
Office
Yeshiva University(5)	NR/NR/NR	155,025	58.0%	$47.00	$7,286,175	20.4%	6/30/2056
The Joint Industry Board of the Electrical Industry	NR/NR/NR	29,279	11.0	$55.00	1,610,345	4.5	12/31/2043
Total Office		184,304	69.0%	$48.27	$8,896,520	24.9%
Other
Verizon	Baa1/BBB+/A-	6,500	2.4%	$538.46	$3,500,000	9.8%	10/31/2035
T-Mobile Northeast LLC	Baa2/BBB/BBB+	210	0.1%	$526.18	$110,498	0.3%	10/31/2028
New Cingular Wireless PCS, LLC (CN927)	Baa2/BBB/BBB+	100	0.0%	$936.00	$93,600	0.3%	4/30/2026
Total Other		6,810	2.5%	$543.92	$3,704,098	10.4%

Occupied Collateral Total		261,515	97.9%	$136.83	$35,784,354	100.0%

Vacant Space		5,692	2.1%

Collateral Total		267,207	100.0%

(1)	Based on the underwritten rent roll as of September 1, 2024.
(2)	In certain instances, ratings provided are those of the parent company of the entity shown, whether or not the parent company guarantees the lease.
(3)	UW Base Rent PSF and UW Base Rent include rent steps totaling $1,300,342 through January 2026.
(4)	H&M has a right to terminate its lease at the Property effective any time after January 1, 2036 provided (i) H&M gives at least 24 months’ notice and (ii) H&M pays a termination fee equal to six months of then current minimum rent within 90 days after the date H&M vacates the Property.
(5)	The Yeshiva premises includes portions of the first floor, mezzanine floor and floors five through nine. Yeshiva accepted possession of Tranche 1 Premises (i.e., portions of the first floor, the mezzanine floor and sixth floor and the entirety of the fifth floor) on November 1, 2024. Yeshiva will be required to pay rent with respect to the Tranche 1 Premises, commencing on July 1, 2025. Yeshiva is expected to take possession of Tranche 2 Premises (i.e., portions of the sixth floor and the entirety of the seventh floor) no later than January 1, 2026. Yeshiva will be required to pay rent with respect to the Tranche 2 Premises, commencing on July 1, 2026. Yeshiva is expected to take possession of the Tranche 3 Premises (i.e., the entirety of the eighth and ninth floors) no later than January 1, 2027. Yeshiva will be required to pay rent with respect to the Tranche 3 Premises, commencing on July 1, 2027. There can be no assurance that Yeshiva will take possession of its space or begin to pay rent as scheduled or at all although Yeshiva is obligated to take possession and pay rent under the TOA.

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Property Overview (Condo Structure)

The Borrower will have the right to submit the Property to a condominium regime. The condominium will be bifurcated into two condominium units. As of September 25, 2024, the New York Attorney General’s office issued a No Action Letter related to the formation of the leasehold condominium, which states that the Department of Law will not take enforcement action based on the leasehold condominium transaction that was presented in the application. The Retail Unit is anticipated to be 112,182 square feet and will encompass portions of the sub-cellar, portions of the cellar, portions of the first floor, portions of the mezzanine floor and floors two to four. The Yeshiva Unit is anticipated to be 155,025 square feet and will encompass portions of the first floor, portions of the mezzanine floor and floors five to nine. Currently, the building holds air rights of approximately 180,000 SF, which cannot be accessed without the consent of the Lender.

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Property Overview (Condo Structure Continued)

Condominium II (or the Retail Unit) is 112,182 SF and encompasses portions of the sub-cellar, portions of the cellar, portions of the first floor, portions of the mezzanine floor and floors two to four. Condominium I (or the Yeshiva Unit) represents 155,025 SF spread over portions of the first floor, portions of the mezzanine floor and floors five to nine. Yeshiva University (YU), a private Orthodox Jewish institution, will purchase the Yeshiva Unit which ownership will be for 31-years pursuant to the terms of the Affiliated Ground Lease and the leasehold condominium documents, which includes floors 5 to 9 and part of the mezzanine and ground floor. The 31-year lease and leasehold condominium structure will allow the Yeshiva Unit to be tax exempt, thus creating a significant saving to the Borrower and Yeshiva University. Yeshiva University is expected to take occupancy of their space in three tranches from 2025 through 2027.

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Property Overview (Tenancy)

Top Tenant Descriptions

Hennes & Mauritz (H&M) (NR/BBB/NR; M/S&P/F / 62,800 SF / 23.5% of NRA / 53.5% of UW Base Rent / LXD in January 2041)

●	Founded in 1947 by Erling Persson, H&M Hennes & Mauritz AB (Nasdaq Stockholm: HM B) is a multinational clothing company based in Sweden that focuses on fast-fashion clothing for men, women, teenagers, and children. As of 2023, H&M Group operated in 77 geographical markets (online sales in 60 markets) with over 4,000 stores under the various company brands, and approximately 143,000 employees. The company provides its products under the H&M, H&M HOME, COS, Weekday, Monki, & Other Stories, ARKET, and Afound brand names. The company reported net sales of SEK 236 billion ($22.44 bn) for fiscal year 2023, up by 6% from 2022. Furthermore, approximately 30% of the revenues come from online sales.
●	H&M currently occupies the entire second and third floors, a portion on the ground floor and a unit in the basement. The tenant has a remaining lease term of 16.0 years and contractual rent steps of 5.0% biennially through 2040. H&M reimburses real estate taxes over a base year.
●	The prime location and unrivaled signage visibility offers H&M tremendous value above the strong sales performance. H&M’s signage and facade spans the entirety of Broadway between 34th and 35th street in addition to signage on the corner 35th street directly across the flagship Macy’s store.
●	Sales PSF at Herald Center in 2023 outpaced pre-pandemic averages for all H&M locations. According to Retail Maxim, from 2015 to 2019, H&M’s average sales PSF was $315.80 in the U.S., 36.9% lower than the 2023 sales of $432.40 PSF at the Property.
●	According to an article dated October 9, 2024, H&M is planning to rebuild or refresh all 12 stores located in New York City, showing additional commitment to the market and their existing locations, including the subject Property.
●	H&M signed a 25-year lease which commenced on August 1, 2014 and expires January 31, 2041 with one 5-year renewal option at lease expiration. The tenant has been at the Property for nearly ten years, showing a commitment to the space. H&M’s US subsidiary who signs all of their U.S. leases, Hennes & Mauritz L.P., is the tenant under the lease. H&M Fashion USA, Inc.is the current tenant as successor in interest to H&M Hennes & Mauritz L.P.
●	The tenant has reportedly invested approximately $50.0 million ($201 PSF) into its space on capital improvements and finishes.
●	The tenant has a termination option commencing January 1, 2036 which requires 24 months’ notice. The termination date is well beyond the Loan’s term.

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Yeshiva University (As a Leasehold Condominium Owner) (155,025 SF / 58.0% of NRA / 20.4% of UW Base Rent / LXD in June 2056)

●	Yeshiva University is a private Orthodox Jewish university with four campuses in New York City. Since its founding in 1886 in the Lower East Side with a singular elementary school, the university further expanded to comprise colleges, schools, affiliates, centers and institutions with several affiliated hospitals and other healthcare institutions.
●	As of June 30, 2022, the university had a financial endowment of $518 million. As of June 2023, the university had net assets of approximately $545.3 million.
●	For the 2023-2024 academic year, Yeshiva University enrolled approximately 2,319 undergraduate students and 3,749 graduate students.
●	The University will occupy all of the Yeshiva Unit of the Property, with floors five to nine, as well as part of the mezzanine and ground floor, for a total area of 155,025 SF for their medical faculty.
●	Yeshiva University, as the owner of the Yeshiva Unit, will remain liable under the purchase and sale agreement, Affiliated Ground Lease and the leasehold condominium documents following any transfer of the Yeshiva Unit.

Bank of America (A1/A-/AA-; M/S&P/F / 5,293 SF / 2.0% of NRA / 10.2% of UW Base Rent / LXD in July 2032)

●	Bank of America (NYSE: BAC) is one of the world's leading financial institutions, serving individual consumers, small and middle-market businesses, and large corporations with a full range of financial services including banking, investing, asset management and risk management products. As of year-end 2023, the company serves approximately 69 million consumers with approximately 3,800 retail financial centers, 15,000 ATMs, and digital banking for about 46 million active users. The company serves clients through operations across the United States, its territories and in over 35 countries. The Company generated a net income of $26.5 billion in 2023.
●	Bank of America occupies one retail ground level suite at the Property (0110A), comprising of 5,293 SF with rent increases of 11.5% every five years, beginning in 2025. The tenant has a remaining lease term of 7.5 years and reimburses real estate taxes and CAM expenses over a base year.
●	Bank of America has operated at the Property since 2002, originally as a Fleet National Bank branch, and subsequently converted to a Bank of America branch following the companies’ merger in 2004. Bank of America is currently in the second renewal phase of its original lease which was extended to approximately 12.5 years ending July 31, 2032. Bank of America has one remaining five-year extension option.

(1) The purchase and sale agreement and related documents are currently held in escrow and will be released from escrow upon the recording of the leasehold condominium declaration with the office of the New York City register. At Loan closing, Fee Borrower, Leasehold Borrower and Yeshiva entered into a Temporary Occupancy Agreement, which obligates Yeshiva to perform all of the obligations over the same duration that it agreed to under the Yeshiva Transaction Documents as if the leasehold condominium had been formed and the Yeshiva Unit was sold to Yeshiva on such date, regardless of whether the leasehold condominium in the Yeshiva Unit has been formed and the Yeshiva Unit was sold to Yeshiva.

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Verizon (Baa1/BBB+/A-; M/S&P/F / 6,500 SF / 2.4% of NRA / 9.8% of UW Base Rent / LXD in October 2035)

●	New York SMSA Limited partnership, doing business as Verizon Communications Inc. (NYSE, Nasdaq: VZ) is one of the world's leading providers of technology and communications services. The company offers voice, data and video services and solutions on its networks and platforms, delivering on customers' demand for mobility, reliable network connectivity, security, and control. Verizon was the first mobile operator in the world to launch commercial 5G network. Headquartered in New York City, with a presence internationally, Verizon generated $134.0 billion in revenue with a net income of $26.5 billion as of September 30, 2024
●	Verizon occupies two retail suites (0109B and 0101M), totaling 6,500 SF with a remaining lease term of 10.7 years. Additionally, Verizon reimburses real estate taxes over a base year.
●	Verizon’s lease was originally structured for 10.5 years commencing on April 15, 2015 and expiring on October 31, 2025. In May 2024, the Verizon negotiated a 10-year extension through October 31, 2035.
●	Verizon recently invested in their store by performing a renovation of the interior and storefront at their own expense, which is outlined in the May 2025 lease amendment/extension.
The Educational and Cultural Trust Fund of The Electrical Industry (JIBEI) (29,279 SF / 11.0% of NRA / 4.5% of UW Base Rent / LXD in Dec 2043)

●	JIBEI is a joint-management cooperative organization by the International Brotherhood of Electrical Workers Local Union No. 3 and the National Electrical Contractors Association enacted to promote cohesion between employers and employees, administer benefits for members and their families, and improve the electrical construction industry through progressive management, education, training, and advanced technology. The organization provides educational benefits to over 70,000 members within the jointly administered plans and programs managed by JIB.
●	Starting in April 2023, JIBEI occupies the entire fourth floor of the Property for their school (suite 0400A), comprising of 29,279 SF with rent increases of $146,395 every five years. Along with the fourth floor, JIBEI will have a separate entrance for their space. JIBEI reimburses real estate taxes and CAM over a base year and recently signed a 20-year lease which commenced in April 2023.
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Strictly private and confidential	Herald Center

Property Overview (Retail Sales)

Tenant	SF	2019	PSF	2020	PSF	2021	PSF	2022	PSF	2023	PSF	August 2024 T12	PSF
H&M Hennes & Mauritz Inc	62,800	$40,438,633	$643.93	$15,100,287	$240.45	$25,415,123	$404.70	$29,774,991	$474.12	$27,154,502	$432.40	$28,224,919	$449.44

Strong Recovery in Anchor Sales

●	In 2020, H&M’s sales PSF at the Property were $240.45. H&M has since had sales of $474.12 PSF in 2022, $432.40 PSF in 2023 and $449.44 in the August 2024 T12 period, nearly doubling 2020 totals.
●	The rapid recovery of this major tenant demonstrates the Property’s long-term viability in the Penn Plaza/Garment submarket. The Property’s new leasing of JIBEI also shows that this recovery is not only applicable to retail tenants at the Property, as the wide array of public transportation around the Property allows for easy access for commuters to office tenants as well.

Anchor’s Unrivaled Signage and Commitment to the New York Market

●	The location and signage visibility offers the largest tenant, H&M, tremendous value above the strong sales performance. H&M’s signage and facade spans the entirety of Broadway between 34th and 35th street in addition to signage on the corner 35th street directly across the flagship Macy’s store. The visibility of the storefront in such a highly trafficked area of New York City offers significant brand marketing value to the tenant over the store’s sales performance.
●	H&M’s location at Herald Center is the brand’s largest store in the world at 62,800 SF and is H&M’s flagship location. This location is almost 6,000 SF larger than H&M’s prior largest store, also located in New York City at 589 Fifth Avenue.
●	Currently, there are 11 H&M locations throughout Manhattan. H&M continues to expand in this market as evidenced by the recently opened approximately 10,000 square foot store in the SoHo neighborhood.
●	Sales PSF at Herald Center in 2023 still outpaced pre-pandemic averages for all H&M locations. According to Retail Maxim, from 2015 to 2019, H&M’s average sales PSF was $315.80 in the U.S., 36.9% lower than the 2023 sales of $432.40 PSF at the Property.

Retail Sales Growth in Manhattan

●	Total sales for the second quarter of 2024 were up 19.5% from the same period a year ago. With brand name tenants such as H&M, Verizon, and Bank of America, the Property stands to benefit from this macroeconomic growth as consumers continue to spend more in prime retail corridors such as Herald Square.

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Property Overview (Rollover Profile)

Lease Rollover

●	The Property’s rent roll exhibits a weighted average remaining lease term of 25.1 years. Two antenna tenants representing 0.6% of UW base rent will roll before 2029.
●	The Property is well-positioned to capitalize on the Penn Plaza/Garment recovery as leasing activity continues to rise. Herald Square’s redevelopment to promote increased foot traffic provides a favorable outlook on tenancy in this market. As of November 2024, Time Square is regularly seeing between 250,000-300,000 pedestrians a day, as compared to approximately 125,000 per day during 2020.
●	The Property’s rollover schedule is outlined in the chart below:

Lease Rollover Schedule(1)(2)
Year	Number of Leases Expiring(4)	Net Rentable Area Expiring	% of NRA Expiring	UW Base Rent Expiring(3)	% of UW Base Rent Expiring	Cumulative Net Rentable Area Expiring	Cumulative % of NRA Expiring	Cumulative UW Base Rent Expiring(3)	Cumulative % of UW Base Rent Expiring
Vacant	NAP	5,692	2.1%	NAP	NAP	5,692	2.1%	NAP	NAP
2025 & MTM	0	0	0.0	$0	0.0%	5,692	2.1%	$0	0.0%
2026	1	100	0.0	93,600	0.3	5,792	2.2%	$93,600	0.3%
2027	0	0	0.0	0	0.0	5,792	2.2%	$93,600	0.3%
2028	1	210	0.1	110,498	0.3	6,002	2.2%	$204,098	0.6%
2029	0	0	0.0	0	0.0	6,002	2.2%	$204,098	0.6%
2030	0	0	0.0	0	0.0	6,002	2.2%	$204,098	0.6%
2031	0	0	0.0	0	0.0	6,002	2.2%	$204,098	0.6%
2032	1	5,293	2.0	3,643,992	10.2	11,295	4.2%	$3,848,090	10.8%
2033	0	0	0.0	0	0.0	11,295	4.2%	$3,848,090	10.8%
2034	1	2,308	0.9	395,520	1.1	13,603	5.1%	$4,243,610	11.9%
2035	1	6,500	2.4	3,500,000	9.8	20,103	7.5%	$7,743,610	21.6%
2036 & Beyond(4)	3	247,104	92.5	28,040,743	78.4	267,207	100.0%	$35,784,354	100.0%
Total	8	267,207	100.0%	$35,784,354	100.0%
(1)	Based on the underwritten rent roll as of September 1, 2024.
(2)	Certain tenants have more than one lease and certain tenants may have an early termination option.
(3)	UW Base Rent includes rent steps totaling $1,300,342 through January 2026.
(4)	The Yeshiva premises includes portions of the first floor, mezzanine floor and floors five through nine. Yeshiva accepted possession of Tranche 1 Premises (i.e., portions of the first floor, the mezzanine floor and sixth floor and the entirety of the fifth floor) on November 1, 2024. Yeshiva will be required to pay rent with respect to the Tranche 1 Premises, commencing on July 1, 2025. Yeshiva is expected to take possession of Tranche 2 Premises (i.e., portions of the sixth floor and the entirety of the seventh floor) no later than January 1, 2026. Yeshiva will be required to pay rent with respect to the Tranche 2 Premises, commencing on July 1, 2026. Yeshiva is expected to take possession of the Tranche 3 Premises (i.e., the entirety of the eighth and ninth floors) no later than January 1, 2027. Yeshiva will be required to pay rent with respect to the Tranche 3 Premises, commencing on July 1, 2027. There can be no assurance that Yeshiva will take possession of its space or begin to pay rent as scheduled or at all although Yeshiva is obligated to take possession and pay rent under the TOA.
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Executive Summary	Page 7

Investment Highlights	Page 17

Property Overview	Page 20

Lender Underwriting	Page 33

Market Overview	Page 37

Appraisal Summary	Page 44

Summary of Loan Terms	Page 53

Sponsor Overview	Page 60

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Lender Underwriting

HERALD CENTER Cash Flow Analysis	2022 Actual	$/SF	2023 Actual	$/SF	Aug TTM 2024 Actual	$/SF	As Is Appraisal	$/SF	As Stabilized Appraisal	$/SF	Lender Underwriting	$/SF
Occupancy							100.0%		100.0%		98.6%

Gross Potential Rent (H&M)	$0	$0.00	$0	$0.00	$0	$0.00	$0	$0.00	$0	$0.00	$18,232,728	$68.23
Gross Potential Rent (YESHIVA UNIVERSITY - 7/1/2025)	$0	$0.00	$0	$0.00	$0	$0.00	$0	$0.00	$0	$0.00	$2,651,975	$9.92
Gross Potential Rent (YESHIVA UNIVERSITY - 7/1/2026)	$0	$0.00	$0	$0.00	$0	$0.00	$0	$0.00	$0	$0.00	$2,185,500	$8.18
Gross Potential Rent (YESHIVA UNIVERSITY - 7/1/2027)	$0	$0.00	$0	$0.00	$0	$0.00	$0	$0.00	$0	$0.00	$2,448,700	$9.16
Gross Potential Rent (Others)	$33,715,691	$126.18	$27,733,867	$103.79	$29,158,635	$109.12	$28,327,374	$106.01	$36,363,253	$136.09	$8,965,113	$33.55
Rent Steps	$0	0.00	$0	0.00	$0	0.00	$0	0.00	$0	0.00	$1,300,342	4.87
Reimbursement Income	$2,323,932	8.70	$548,975	2.05	$701,108	2.62	$795,341	2.98	$1,805,749	6.76	$2,126,340	7.96
Straight Line Rent	$0	0.00	$0	0.00	$0	0.00	$0	0.00	$0	0.00	$372,764	1.40
Gross Revenue	$36,039,623	$134.88	$28,282,842	$105.85	$29,859,742	$111.75	$29,122,715	$108.99	$38,169,002	$142.84	$38,283,462	$143.27

Bad Debt	$0	0.00	$0	0.00	$0	0.00	$0	0.00	$0	0.00	$0	0.00

Actual Vacancy	$0	0.0%	$0	0.0%	$0	0.0%	($492,079)	-1.7%	($405,615)	-1.1%	$0	0.0%
Underwriting Vacancy	$0	0.0%	$0	0.0%	$0	0.0%	$0	0.0%	$0	0.0%	($535,473)	-1.4%
Total Vacancy	$0	0.0%	$0	0.0%	$0	0.0%	($492,079)	-1.7%	($405,615)	-1.1%	($535,473)	-1.4%

Net Rental Collections	$36,039,623	$134.88	$28,282,842	$105.85	$29,859,742	$111.75	$28,630,636	$107.15	$37,763,387	$141.33	$37,747,989	$141.27

Other Income (U & O)	$499,577	$1.87	$325,465	$1.22	$446,687	$1.67	$388,144	$1.45	$424,672	$1.59	$49,072	$0.18

Total Income	$36,539,200	$136.74	$28,608,307	$107.06	$30,306,429	$113.42	$29,018,780	$108.60	$38,188,059	$142.92	$37,797,061	$141.45

Real Estate Taxes	$5,306,836	$19.86	$6,043,289	$22.62	$6,464,057	$24.19	$4,850,773	$18.15	$4,146,597	$15.52	$5,258,148	$19.68
Insurance	$354,262	1.33	$343,751	1.29	$383,294	1.43	$365,000	1.37	$398,845	1.49	$432,972	1.62
Management Fee	$730,321	2.0%	$824,791	2.9%	$850,421	2.8%	$170,000	0.6%	$185,764	0.5%	$1,133,912	3.0%
Utilities	$770,347	2.88	$701,177	2.62	$795,022	2.98	$820,000	3.07	$896,035	3.35	$1,316,771	4.93
Repairs and Maintenance	$1,122,650	4.20	$1,096,988	4.11	$1,149,460	4.30	$1,075,000	4.02	$1,174,681	4.40	$1,280,867	4.79
Cleaning	$292,613	1.10	$271,690	1.02	$353,830	1.32	$325,000	1.22	$355,136	1.33	$368,718	1.38
Payroll and Related	$788,546	2.95	$896,939	3.36	$860,980	3.22	$600,000	2.25	$655,636	2.45	$646,311	2.42
General and Administrative	$148,251	0.55	$191,203	0.72	$174,835	0.65	$125,000	0.47	$136,591	0.51	$154,717	0.58
Total Expenses	$9,513,825	$35.60	$10,369,830	$38.81	$11,031,899	$41.29	$8,330,773	$31.18	$7,949,285	$29.75	$10,592,417	$39.64
Expense Reimbursement Ratio	24.4%		5.3%		6.4%		9.5%		22.7%		20.1%
Expense Ratio	26.0%		36.2%		36.4%		28.7%		20.8%		28.0%

Net Operating Income	$27,025,375	$101.14	$18,238,477	$68.26	$19,274,531	$72.13	$20,688,007	$77.42	$30,238,774	$113.17	$27,204,644	$101.81

Tenant Improvements	$0	$0.00	$0	$0.00	$0	$0.00	$13,535,000	$50.65	$0	$0.0	$0.00	$0.00
Leasing Commissions	$0	$0.00	$0	$0.00	$0	$0.00	$3,158,778	$11.82	$0	$0.0	$0.00	$0.00
Capital Expenditure	$0	$0.00	$0	$0.00	$0	$0.00	$550,778	$2.06	$0	$0.0	$0.00	$0.00
Replacement Reserves	$0	$0.00	$0	$0.00	$0	$0.00	$133,449	$0.50	$145,823	$0.55	$53,441	$0.20
Total Leasing & Capital Cost	$0	$0.00	$0	$0.00	$0	$0.00	$17,378,005	$65.04	$145,823	$0.55	$53,441	$0.20

Net Cash Flow	$27,025,375	$101.14	$18,238,477	$68.26	$19,274,531	$72.13	$3,310,002	$12.39	$30,092,951	$112.62	$27,151,203	$101.61

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Lender Underwriting (continued)

Underwriting Notes

1.	Base Rent: UW to the in-place rent roll, which includes the base rent related to all three Yeshiva tranches (20.4% of UW Base Rent). Yeshiva is expected to take possession of its 155,025 square foot premises from November 2024 through January 2027 and is obligated to begin paying a portion of rents associated with the Yeshiva Lease commencing on July 1, 2025 for Tranche 1, July 1, 2026 for Tranche 2 and July 1, 2027 for Tranche 3, as further described under “Executive Summary─ Sponsor’s Plan with respect to the Yeshiva Unit” in this presentation. The Gross Potential Rent (H&M) is shown as $0 as it is included in the Gross Potential Rent (Others).
2.	Step Rent: Rent steps taken through 1/1/2026.
3.	CAM Recoveries*: UW to the calculated recoveries based on in-place leases. Includes Real Estate Taxes, CAM, and inflated submetered Utilities. Real Estate Tax recoveries were calculated utilizing the average of the Sponsor's Budgeted tax figures for the full building across the loan term.
4.	Straight Line Rent: IG tenants credit rent through the loan term.
5.	Underwriting Vacancy: Based on Vacancy Assumption of 5.0% for all tenants other than H&M, Verizon and Bank of America, which were excluded from the vacancy calculation because they are IG credits.
6.	Management Fee: 3.0% of Effective Gross Income.
7.	Variable Expenses: UW to the Year 4 proforma amount, which is the assumed year of stabilization as Yeshiva will be paying rent and reimbursements on all three tranches of their space.
8.	Real Estate Taxes*: UW to the average of Lender’s tax and condominium counsel’s estimated calendar year taxes across the loan term plus the Appraiser’s estimate of the business improvement district (BID) tax. According to the leasehold condominium documents and the Temporary Occupancy Agreement, Yeshiva University is responsible for 50.6226% of the total building Real Estate Tax burden until such time that the two condominiums are assessed separately, and such portion of the real estate taxes payable by Yeshiva is not included in the UW tax expense. Lender’s tax and condominium counsel estimates that the two condominiums will be separately assessed starting in the 2026/2027 tax year. It is expected that Yeshiva University will apply for and receive a 100% tax exemption from New York City for the amount owed on their condominium. The underwritten tax amount is based on the average of the estimates for the retail condominium payable by the Borrowers. The UW tax expense is the average of the estimated taxes over the term of the Loan including the benefits under the Industrial & Commercial Abatement Program (ICAP), which offers property tax abatements for eligible industrial and commercial buildings in New York City. The ICAP benefit for the 2024/2025 tax year is $797,916, the benefit for the 2025/2026 tax year is $398,958 and the benefit for the 2026/2027 tax year is $398,958. The tax estimates used to calculate the UW tax expense included the estimated tax increases during the term of the Loan after the burn-off of the abatement.
9.	Insurance: UW to the actual insurance premium grown at 3%.
10.	Replacement Reserves: $0.20 PSF.
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*In connection with the origination of the Loan, the Lender’s tax and condominium counsel (the “Tax Counsel”) provided an opinion on how the Real Estate Taxes might be assessed by the Department of Finance when the two newly formed condominiums are assessed separately. The Tax Counsel projected that the retail condominium would see a substantial increase in assessed value and therefore, real estate tax expense, starting in the 2026/2027 tax year. This projected increase in the assessed value would be phased in over the next 5 tax years. The Sponsor and their tax advisors disagree with the timing and magnitude of the increase in assessed value projected by the Tax Counsel.

The tenants other than Yeshiva reimburse Real Estate Taxes based on the Real Estate Tax expense for the entire building over a base year. BMO utilized the Tax Counsel’s estimate for the UW Real Estate Tax expense and calculated Real Estate Tax recoveries using the Sponsor’s budgeted Real Estate Tax expense, which is lower and results in lower recoveries than if BMO utilized the Tax Counsel’s estimates to calculate Real Estate Tax recoveries. If BMO utilized the average of the Sponsor’s budgeted Real Estate Taxes for the UW Real Estate Tax expense, the underwritten net cashflow would result in a debt yield of 9.5%.

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Executive Summary	Page 7

Investment Highlights	Page 17

Property Overview	Page 20

Lender Underwriting	Page 28

Market Overview	Page 37

Appraisal Summary	Page 44

Summary of Loan Terms	Page 53

Sponsor Overview	Page 60

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Market Overview

New York - MSA

The Property is situated in the New York Metropolitan Statistical Area (MSA), which encompasses New York City and its surrounding areas. The MSA is a vast region that includes five counties at the mouth of the Hudson River in the southeastern area of New York State. These counties are Manhattan, Brooklyn, Queens, Staten Island, and the Bronx, also known as New York, Kings, Queens, Richmond, and Bronx counties, respectively. By population, the NYC MSA is the largest in the country consisting of 19.0 million people in 6,720 square miles.

The city has a well-integrated network of highways with a well-developed mass transportation system. Vehicular transportation in the region and the borough is facilitated through a network of highways while the Metropolitan Transit Authority operates a rail and bus network. Two of the area’s airports, LaGuardia and JFK International Airport are both located within Queens. Within Manhattan, of the two major business areas, Midtown is an easier commute than downtown due to its proximity to the commuter train system. While driving is the primary mode of transportation surrounding New York City, Manhattan is primarily travelled by means of the mass transportation system, specifically through subways. The Long Island Expressway, the Grand Central Parkway, and the Belt Parkway are main thoroughfares for drivers in the surrounding area. The Triborough Bridge, Queensboro, Brooklyn Bridge, Williamsburg Bridge, Manhattan Bridge, Midtown Tunnel and Brooklyn-Battery Tunnel provide drivers direct access to Manhattan.

New York City is the economic, cultural, and geographical center of the metropolitan area. It consists of five distinct boroughs, each with its unique character and attractions. Manhattan, where the Property is located, is one of the most iconic and vibrant boroughs, known for its world-famous landmarks and bustling business districts. While NYC is renowned for its diverse range of industries, it primarily serves as the financial capital of the world. It houses major financial institutions, including the New York Stock Exchange and NASDAQ Stock Market. Wall Street, located in Lower Manhattan, is the epicenter of global finance and home to numerous investment banks, brokerage firms, and commercial banking institutions such as Citigroup, JPMorgan Chase, Goldman Sachs, Barclays, and Bank of America.

In addition to finance, the MSA boasts a thriving economy in sectors such as international trade, media, real estate, education, fashion, entertainment, tourism, biotechnology, and manufacturing. The area is home to prestigious institutions of higher education, including Columbia University (35,872 students in 2023), New York University (61,890 students in 2023), Juilliard (1,028 students in 2023), and St. John’s University (19,663 students in 2023) which are globally renowned for their academic excellence.

New York City's economy is predominantly service-oriented, with approximately 57.9% of current employment within the service producing sector.

As of 2024, New York City had an estimated population of 19.0 million, representing a 0.51% increase from 2023. Manhattan experienced a 3.3% increase in population between 2010 and 2020, and it is expected to have the third-highest population increase among the boroughs, with a projected 2.3% growth from 2020 to 2030.

The Property is in the Penn Station/Garment neighborhood of Manhattan, which borders the neighborhoods of Grand Central and Times Square. The area benefits from proximity to major demand generators such as Bryant Park, Times Square, and Rockefeller Center and its accessibility via multiple subway and bus lines. Midtown Manhattan is the central part of the NYC borough of Manhattan and is home to the city’s primary business district. Attractions in the area include the Empire State Building, the Chrysler Building, the Hudson Yards Redevelopment Project, the headquarters of the United Nations,

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Grand Central Terminal, and Rockefeller Center. Other tourist destinations consist of Broadway, Times Square, and Koreatown. The majority of the city’s skyscrapers, including its tallest hotels and apartment towers, are in Midtown. The area is home to the headquarters of Barnes and Noble, Bloomberg L.P., Ernst and Young, Calvin Klein, Cantor Fitzgerald, CBS Corporation, Citigroup, Colgate Palmolive, Cushman and Wakefield, DC Comics, Deloitte, Duane Reade, Estée Lauder Companies, Foot Locker, Frederator Studios, JPMorgan Chase, Hess Corporation, and other multinational groups.

With its diverse economy, extensive transportation network, and rich cultural scene, the New York Metropolitan Statistical Area provides a dynamic and vibrant environment for businesses and residents alike. The area's constant innovation, global influence, and unparalleled opportunities make it one of the most important economic regions in the world.

Herald Center is in the Herald Square, a major public and commercial hub in New York City. Located in a prime position within the neighborhood, the Property benefits from its direct access to major subway lines and proximity to the rest of Manhattan. According to a market data provider, within five miles of the Property, there is an estimated 2023 population of 2,751,982 with a median household income of $101,351.

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Market Overview (continued)

New York Retail Market Overview

The New York retail market is improving. Steady levels of demand and limited new supply have resulted in availability declining over the past three years.

As of the second quarter of 2024, the New York retail market had a total inventory of 644,611,317 SF, with 2,215,931 SF currently under construction, more than half of which are expected to be delivered within the next year, while the Penn Plaza/Garment submarket has 0 SF under construction. The overall vacancy rate was 4.1% and the overall average asking rent was $47.10 PSF. Vacancy levels are forecast to remain stable over the next 12 months.

Overall, the vacancy rate increased by 10 bps from YE 2023 to 4.1%, which historically, is in-line with the 5-year average of 3.9%. As of the second quarter of 2024, the overall asking rental rate decreased by $0.20 PSF (or 0.4%) since YE 2023 to $47.10 PSF but is projected to increase to $47.49 PSF in 2025.

New York has one the largest supply pipelines of all U.S. metros at 2.3 million SF, though it should be noted that construction activity has moderated considerably in recent years. Strong pre-leasing activity in new projects has suppressed the vacancy rate in previous years, but lease-up progress has been, and likely will continue, at a slow pace, despite the retail sector improving over the past 12 months. The largest project underway is Glenwood Green, a 360,000-SF shopping center in Old Bridge, New Jersey, being developed by Regency Centers. The project appears to be leasing up ahead of its 2024 delivery, with large commitments made by Target (134,000 SF), Rendina (72,000 SF), and Shoprite (80,000 SF).

Market participants have noted a marked improvement in business conditions across New York City. The Big Apple continues to benefit from rising foot traffic, which is supported by year-over-year increases across mass transit ridership, hotel occupancies, tourism visits, rising office utilization rates, increased business formations and continued hiring across the retail sector.

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New York Office Market Overview

The Property is located within the New York office market. The top three submarkets by inventory (SF) are Plaza District, Penn Plaza/Garment, and Grand Central.

As of the second quarter of 2024, the New York office market had a total inventory of 976,492,482 SF, according to a market data provider. The overall vacancy rate was 13.7% and the overall average asking rent was $57.04 PSF. Market data provider projects the office vacancy rate for New York to increase to 14.2% by year-end 2024 and continue rising until leveling off at the forward-looking five-year average of 15.7%.

Overall, the vacancy rate increased by 120 bps from YE 2022 to 13.7%, substantially higher than the 5-year average of 11.2%. As of the second quarter of 2024, the overall asking rental rate increased by $0.17 PSF (or 0.3%) since YE 2023 to $57.04 PSF, and is projected to slightly increase to $57.30 PSF by year-end 2024, then grow marginally through 2028 to $58.26 PSF.

Vacancy levels are projected to continue rising because demand levels are not expected to immediately rebound in the near term while 10.1 million SF of additional supply remains under construction. Absorption levels over the past 12 months remain in negative territory, while the amount of available sublet space continues to inch upward. Much of this negative forecast is due to a lack of jobs in high-earning industries, considering more than 60,000 units located in mostly 4 & 5 Star buildings are under construction in what is already the most expensive rental market in the nation. Oxford Economics projects employment growth in New York to lag the national average into 2028, providing little indication that the office sector will experience a near term turnaround.

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Penn Plaza/Garment Retail Submarket Overview

The Property is located within the Penn Plaza/Garment retail submarket of the New York market. As of the second quarter of 2024, the Penn Plaza/Garment retail submarket contains over 6 million square feet of retail space. The submarket reported an overall vacancy rate of 9.7%, and an average asking rental rate of $110.14 PSF.

Overall, the vacancy rate increased by 150 bps from YE 2022 to the current level of 9.7%. As of the second quarter of 2024, the overall asking rental rate decreased by $0.60 PSF (0.5%) to $110.14 from the YE 2023 level of $110.74 PSF. Asking rents are projected to steadily increase through 2028 to $114.46 PSF.

The vacancy rate has not rebounded since rising sharply at the onset of the pandemic due to limited pure retail opportunities coupled with elevated borrowing costs. The base case forecast projects the vacancy rate to remain elevated over the long term. The YE 2024 vacancy rate is projected to be 0.4% higher than the current level. Additionally, through 2026, the vacancy rate is expected to continue to grow to 10.4%.

Market participants have noted a marked improvement in business conditions across New York City. The Big Apple continues to benefit from rising foot traffic, which is supported by year-over-year increases across mass transit ridership, hotel occupancies, tourism visits, rising office utilization rates, increased business formations, and continued hiring across the retail sector. Retailers continue to take advantage of what has become a more tenantfavorable market due to rising foot traffic and lower retail rents. This has resulted in a fair amount of leasing by tenants in the dining and apparel sectors in storefronts sized below 5,000 SF across New York City. Market participants have stated that competition for highly visible storefronts is underway. Asking rents are expected to increase about 0.2% between the second quarter of 2024 and YE 2025 to a level of $110.40 PSF.

The Penn Plaza/Garment Submarket is extremely space-constrained, which limits development opportunities. However, through extensive rezoning and partnership with local government, an entirely new neighborhood has been built atop existing rail yards between West 30th and West 34th streets.

The Penn Plaza/Garment Submarket is home to some of New York City's most notable landmarks that still attract retail tenants. The submarket is home to key infrastructure and attractions such as Penn Station (provides access to Amtrak and commuter trains serving New Jersey and Long Island), Madison Square Garden, the Javits Convention Center, Hudson Yards, Herald Square, Bryant Park, and the High Line. All of which typically see tens of thousands of tourists, residents, and workers daily. The heavy foot traffic and visibility allow the Penn Plaza submarket to have some of the most expensive rents of any submarket in the country. The uptick in storefront leasing and improvement in overall market conditions has given owners more leverage at the negotiating table.

The 34th Street, Herald Square, shopping corridor has a cluster of national and international brands. This corridor has long been one of the prime retail areas in Manhattan and has been anchored by the Macy's department store for over half a century. With the recent expansion of the retail corridor around the Broadway corridor at both Herald Square and Times Square - just a few blocks to the north - the Broadway retail corridor between West 34th Street and West 42nd Street is becoming one of the world's premier retail centers with some of the highest retail sales PSF.

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Penn Plaza/Garment Office Submarket Overview

The Property is located within the Penn Plaza/Garment office submarket of the New York market. As of the second quarter of 2024, the Penn Plaza/Garment office submarket contains over 88 million square feet of office space. The submarket reported an overall vacancy rate of 17.3%, an average asking rental rate of $67.91 PSF.

Roughly 15.2 million SF of office space is vacant as the Penn Plaza/Garment office submarket is the second largest office submarket of both New York City and the United States, with 88 million SF of inventory. Market data provider forecasts vacancy levels to remain elevated over the long term as tenant demand is not expected to rebound quickly. More than 15 million SF of new deliveries have taken place in the submarket since 2019, with the overwhelming majority of development activity occurring in the Hudson Yards development. Currently, nine office towers, ranging from 1.5 million SF to 2.9 million SF, will stand in this once under-utilized area of Midtown.

Overall, the vacancy rate increased by 380 bps from YE 2022 to the current level of 17.3%. As of the second quarter of 2024, the overall asking rental rate increased by $0.18 PSF (0.3%) to $67.91 PSF from the YE 2023 level of $67.73 PSF. Asking rents are expected to increase to $69.26 PSF through 2028. Rents in the Penn Plaza/Garment office submarket, measured at $68 PSF, are roughly in line with the Manhattan average of $70 PSF. Despite the current imbalance between supply and demand, nominal asking rents remain relatively unchanged. Rent growth continues to be impacted by overall reductions in tenant demand and the rise in vacancies.

Rents reflect the overwhelming amount of vintage assets located in the submarket. Recently built or renovated office buildings in and around the Hudson Yards area can achieve rents well above $100 PSF, evidenced by 1-3 star properties reporting rents between $40.71-$45.57 PSF, while 4-5 star properties report rent of $88.12 PSF. Overall, asking rents are expected to increase about 0.4% between the second quarter of 2024 and YE 2024 to a level of $68.21 PSF. Over the next two years, asking rents are projected to increase by 0.5% to $68.57, and thereafter continue to increase.

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Executive Summary	Page 7

Investment Highlights	Page 17

Property Overview	Page 20

Lender Underwriting	Page 33

Market Overview	Page 37

Appraisal Summary	Page 44

Summary of Loan Terms	Page 53

Sponsor Overview	Page 60

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Appraisal Summary

Concluded Value

An independent third-party appraiser (the “Appraiser”) conducted an inspection of the Property on August 14, 2024. The Appraiser used the sales comparison approach and the income capitalization approach to conclude to an “As-Is” value of $460,000,000 or $1,722 PSF. The appraiser included a “Prospective As Stabilized” value of $535,000,000, which assumes that Yeshiva is paying rent on all of their space and the lease-up costs related to the Yeshiva buildout have been incurred.

Market Value Indications

Market Value Premise	As ls	Prospective As Stabilized

As of Date:	August 14, 2024	August 1, 2027
Cost Approach:	Not Used	Not Used
Sales Comparison Approach:	$470,000,000	$520,000,000
Income Capitalization Approach:	$460,000,000	$535,000,000

Market Value Conclusion	$460,000,000	$535,000,000

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Herald Center

Appraisal Rent Comparables

The following charts detail the Appraiser’s retail rent lease comparables within the Herald Square / 34th Street Submarket. For ground floor space, comparable market rents range from $264.73 to $1,415.09 PSF, with an average of $734.85 PSF. For Lower-level space, the comparable market rents range from $50 to $100 PSF, with an average of $70 PSF. For above grade space, the comparable market rents range from $25 to $150 PSF, with an average of $76.83 PSF. The following chart provides the directly comparable leases utilized for each retail space in the Subject.

Comparable Reliance Summary
#	Market leasing Assumption	Market Comparable Leases	Minimum	Maximum	Average	Recent Leasing Avg.	Market Rent
1	Grade - 34th Street (H&M)	Comparables 8, 9, 10, 12, 14, 15	$714.29	$947.40	$824.09	--	$850.00
2	Grade - 34th Street (Verizon)	Comparables 3, 4, 5, 8, 12	$647.71	$772.28	$720.68	$538.46	$750.00
3	Grade - Broadway In-Line	Comparables 1, 2, 13	$264.73	$599.28	$410.96	$166.48	$425.00
4	Grade - Broadway Corner (BoA)	Comparables 1, 3, 5, 13	$368.88	$722.28	$597.04	--	$575.00
5	Mezzanine	All Comparables	$25.00	$150.00	$76.83	--	$75.00
6	Second Floor	All Comparables	$25.00	$150.00	$76.83	--	$150.00
7	Third Floor	All Comparables	$25.00	$150.00	$76.83	--	$75.00
8	Lower Level Retail	All Comparables	$50.00	$100.00	$70.00	--	$50.00
9	Storage	All Comparables	$50.00	$100.00	$70.00	--	$25.00
10	Blended Average (H&M)	All Comparables	$105.04	$431.38	$295.35	--	$194.48

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Retail Rent Comparable Summary
	Subject		Comparable 1		Comparable 2		Comparable 3		Comparable 4		Comparable 5

Address	1293-1311 Broadway		1466 Broadway		11 Times Square		5 Times Square		2 Times Square		2 Times Square
Cross Streets	West 33rd and West 34th Streets		SEC West 42nd Street		Between Seventh and Eighth Avenues		Bw West 41st and 42nd Sts.		Between West 47th St and West 48th St		Broadway and Seventh Avenue
Neighborhood	Herald Square		Times Square		Times Square		Times Square		Times Square		Times Square
City, State	Manhattan, NY		Manhattan, NY		Manhattan, NY		Manhattan, NY		Manhattan, NY		Manhattan, NY
Lease Details
Tenant Name			Confidential		Confidential		Miniso		Van Leeuwen Ice Cream		Comur Corp - Sardinha Portuguesa
Leased Area Summary		Grd. Fl.	5,927 SF	Grd. Fl.	9,380 SF	Grd. Fl.	4,810 SF	Grd. Fl.	600 SF	Grd. Fl.	1,010 SF
		LL	6,273 SF	LL	18, 371 SF	2nd Fl.	4,845 SF
				Mezz.	2,102 SF
				2nd Fl.	20,129 SF
Total Leased Area (SF)		Total	12,200 SF	Total	49,982 SF	Total	9,655 SF

Lease Type			Modified Gross		Mod. Gross		Modified Gross		Mod. Gross		Mod. Gross
Lease Start (Year - Quarter)			2024-3		2024-2		2024-1		2023-3		2023-3
Lease Term (mos.)			192.0 mos.		198.0 mos.		138.0 mos.		120.0 mos.		124.0 mos.

Rent Summary

Rent by Floor ($/SF)		Grd. Fl.	$368.88	Grd. Fl.	$264.73	Grd. Fl.	$647.71	Grd. Fl.	$700.00	Grd. Fl.	$772.28
		LL	$50.00	LL	$65.00	2nd Fl.	$100.00
				Mezz.	$30.00
				2nd Fl.	$75.00
Blended Average Rent ($/SF)		Avg.	$204.92	Avg.	$105.04	Avg.	$372.86

Total Annual Rent			$2,500,000		$5,250,000		$3,600,000		$420,000		$780,000

Rent Steps			3.0% Annual Increases		2.25% Annual Increases		% Annual Increases		% Annual Increases		% Annual Increases

Concessions
Free Rent (mos.)			15.0 mos.		18.0 mos.		4.0 mos.		8.0 mos.		4.0 mos.
Tenant Improvements ($/SF)			$0.00		$195.04		$0.00		$0.00		$0.00

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Herald Center
Retail Rent Comparable Summary
	Subject		Comparable 6		Comparable 7		Comparable 8		Comparable 9		Comparable 10

Address	1293-1311 Broadway		243 West 42nd Street		1501 Broadway		112 West 34th Street		1100 Avenue of the Americas		2 Herald Square
Cross Streets	West 33rd and West 34th Streets		Seventh and Eighth Avenues		Between West 43rd and West 44th Streets		Sixth and Seventh Avenues		Corner of 42nd Street		Corner of 34th Street and Broadway
Neighborhood	Herald Square		Times Square		Times Square		Herald Square		Bryant Park		Herald Square
City, State	Manhattan, NY		Manhattan, NY		Manhattan, NY		Manhattan, NY		Manhattan, NY		Manhattan, NY
Lease Details
Tenant Name			Midtown Gifts		Lids		Pandora		Bank of America		Capital One
Leased Area Summary		Grd. Fl.	1,681 SF	Grd. Fl.	954 SF	Grd. Fl.	1,793 SF	Grd. Fl.	5,724 SF	Grd. Fl.	7,590 SF
						LL	1,088 SF	LL	8,280 SF	LL	8,753SF
						Mezz.	661 SF
Total Leased Area (SF)						Total	3,542 SF	Total	14,004 SF	Total	16,343 SF

Lease Type			Mod. Gross		Mod. Gross		Mod. Gross		Net (Mod. Gross Adj.)		Mod. Gross
Lease Start (Year - Quarter)			2023-3		2023-2		2023-1		2023-1		2022-4
Lease Term (mos.)			126.0 mos.		120.0 mos.		126.0 mos.		237.0 mos.		130.0 mos.

Rent Summary

Rent by Floor ($/SF)		Grd. Fl.	$550.27	Grd. Fl.	$1,415.09	Grd. Fl.	$769.14	Grd. Fl.	$838.86	Grd. Fl.	$842.36
						LL	$50.00	LL	$100.00	LL	$75.00
						Mezz.	$25.00

Blended Average Rent ($/SF)						Avg.	$409.37	Avg.	$402.00	Avg.	$431.38

Total Annual Rent			$925,000		$1,350,000		$1,450,000		$5,629,608		$7,050,000

Rent Steps			3.0% Annual Increases		% Annual Inc.		% Annual Increases		3.0% Annual Inc.		Yrs. 1-2 $2.0 Million (reflected in free rent) 3.0% Inc. Per Annum After Step Up

Concessions
Free Rent (mos.)			6.0 mos.		3.0 mos.		6.0 mos.		11.0 mos.		23.0 mos.
Tenant Improvements ($/SF)			$0.00		$0.00		$100.00		$0.00		$183.56

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Herald Center
Retail Rent Comparable Summary
	Subject		Comparable 11		Comparable 12		Comparable 13		Comparable 14		Comparable 15

Address	1293-1311 Broadway		1500 Broadway		2 Penn Plaza		372 Ninth Avenue		1481-1491 Broadway (3 Times Square)		1466 Broadway
Cross Streets	West 33rd and West 34th Streets		Bw West 43rd & 44th St.		Seventh Avenue & West 31st Street		Between 31st and 32nd Streets		West 42 & West 43 St		SEC West 42nd Street
Neighborhood	Herald Square		Times Square		Herald Square/Penn Station		Herald Square/Penn Station		Times Square		Times Square
City, State	Manhattan, NY		Manhattan, NY		Manhattan, NY		Manhattan, NY		Manhattan, NY		Manhattan, NY
Lease Details
Tenant Name			Carlos Bakery		Chase Bank		Citibank		JP Morgan Chase (Extension)		The Finish Line (JD Sports)
Leased Area Summary		Grd. Fl.	2,196 SF	Grd. Fl.	7,000 SF	Grd. Fl.	2,503 SF	Grd. Fl.	1,823 SF	Grd. Fl.	6,819 SF
								2nd Fl.	14,992 SF	LL	8,106 SF
										Sub LL	4,916 SF
										2nd Fl.	16,555 SF
Total Leased Area (SF)								Total	16,815 SF	Total	36,396 SF

Lease Type			Mod. Gross		Mod. Gross		Mod. Gross		Mod. Gross		Mod. Gross
Lease Start (Year - Quarter)			2022-2		2022-1		2021-4		2021-4		2019-2
Lease Term (mos.)			144.0 mos.		130.0 mos.		120.0 mos.		123.0 mos.		132.0 mos.

Rent Summary

Rent by Floor ($/SF)		Grd. Fl.	$760.00	Grd. Fl.	$714,29	Grd. Fl.	$599.28	Grd. Fl.	$832.50	Grd. Fl.	$947.40
								2nd Fl.	$81.00	LL	$100.00
										Sub LL	$50.00
										2nd Fl.	$150.00
Blended Average Rent ($/SF)								Avg.	$162.47	Avg.	$274.76

Total Annual Rent			$1,668,960		$5,000,000		$1,500,000		$2,732,000		$10,000,000

Rent Steps			3.0% Annual Increases		3.0% Annual Increases		3.0% Annual Increases		12.5% Steps Every 5 Years Tenant responsible for $1.75 million signage income not included within figure presented above		12.5% Step After Year 5

Concessions
Free Rent (mos.)			6.0 mos.		10.0 mos.		8.0 mos.		3.0 mos.		24.0 mos.
Tenant Improvements ($/SF)			$150.00		$0.00		$0.00		$0.00		$0.00

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Herald Center

Below are 29 Appraiser concluded comparable community facility leases like the Property’s fourth floor office space and the Yeshiva leasehold space. The market rents ranged from $24.00 to $82.75 PSF, with an average of $55.98 PSF.

Comparable Leases
Community Facility Leases
#	Address	Tenant	Size	Base Rent	Tenant Improvements	Free Rent	Lease Term	Lease Type	Quarter Leased
1	1578 Lexington Avenue	Mount Sinai	138,165	$47.50	$250.00	18.0 Mos.	432.0 Mos.	Net; Exempt Taxes	Q2 2024
2	488 Madison Avenue	Archdiocese of New York (ADNY)	142,308	$45.00	$167.27	18.0 Mos.	378.0 Mos.	Net; Exempt Taxes	Q1 2024
3	1180 Avenue of the Americas	Selfhelp Community Services	46,000	$53.00	$175.00	18.0 Mos.	378.0 Mos.	Net; Exempt Taxes	Q1 2024
4	110 William Street	DCAS	640,744	$45.00	$212.00	18.0 Mos.	248.0 Mos.	Net; Exempt Taxes	Q4 2023
5	1334 York Avenue	Weill Cornell Medicine	200,395	$67.00	$0.00	27.2 Mos.	367.7 Mos.	Net; Exempt Taxes	Q4 2023
6	575 Lexington Avenue	Weill Cornell Medicine (Expansion & Renewal)	216,226	$62.00	$122.50	22.0 Mos.	360.0 Mos.	Net; Exempt Taxes	Q3 2023
7	5 Hanover Square	Ideal School Manhattan	62,969	$46.00	$225.00	36.0 Mos.	396.0 Mos.	Net; Exempt Taxes	Q3 2023
8	120 Broadway	New York City Housing Development Corporation	112,000	$50.00	$150.00	20.00 Mos.	360.0 Mos.	Taxes & Opex Over A Base	Q3 2023
9	124 East 14th Street	Civic Hall	85,425	$33.00	$54.84	6.0 Mos.	304.0 Mos.	Net; Exempt Taxes	Q2 2022
10	2045 Madison Avenue	Friends of Capital Prep Harlem Charter School	76,005	$36.19	Confidential	Confidential	372.0 Mos.	Net; Exempt Taxes	Q3 2022
11	3 Times Square	Touro College	241,334	$42.00	$184.13	17.0 Mos.	388.9 Mos.	Net; Exempt Taxes & Opex Over Base	Q2 2022
12	1 Park Avenue	NYU Langone Medical Center (Exp.)	52,662	$73.00	$120.00	19.0 Mos.	360.0 Mos.	Net; Exempt Taxes	Q2 2022
13	337 East 64th Street	Browning School	46,000	$50.00	$0.00	12.0 Mos.	384.0 Mos.	Net; Exempt Taxes	Q2 2022
14	403 East 79th Street	Hospital for Special Surgeries	176,760	$64.76	$50.00	11.7 Mos.	384.0 Mos.	Net; Exempt Taxes	Q1 2022
15	333 East 61st Street	Memorial Sloan Kettering	74,112	$66.00	$198.53	2.0 Mos.	360.0 Mos.	Net; Exempt Taxes	Q2 2021
16	787 Eleventh Avenue	Mt Sinai	160,000	$82.75	$0.00	12.0 Mos.	396.0 Mos.	Net; Exempt Taxes	Q1 2021
17	1 Park Avenue	NYU Langone Medical Center	632,628	$66.30	$85.00	13.0 Mos.	360.0 Mos.	Net; Exempt Taxes	Q3 2020
18	556 West 22nd Street	Basis Independent Schools	34,500	$75.00	$85.00	12.0 Mos.	251.0 Mos	Net; Exempt Taxes	Q3 2020
19	126 Nassau Street	Pace University	216,000	$39.89	Confidential	Confidential	360.0 Mos.	Net; Exempt Taxes	Q4 2019
20	159 East 53rd Street	NYU Langone Medical Center	177,288	$53.00	$288.82	12.0 Mos.	360.0 Mos.	Net; Exempt Taxes	Q3 2019
21	100 Pearl Street	Hospital for Special Surgeries	526,552	$59.20	$93.33	36.0 Mos.	291.0 Mos.	Net; Exempt Taxes	Q3 2019
22	2 Herald Square	Mercy College	93,181	$67.35	$263.99	6.0 Mos.	360.0 Mos.	Net; Exempt Taxes	Q3 2019
23	220 East 42nd Street	Visiting Nurse Service of New York	308,511	$61.69	None	None	372.0 Mos.	Net; Exempt Taxes	Q4 2018
24	161 William Street	Pace University	214,466	$24.00	$55.54	$12.00	371.0 Mos.	Net; Exempt Taxes	Q4 2018
25	45 Rivington Street	Beth Israel Medical Center	157,289	$61.00	Confidential	Confidential	384.0 Mos.	Net; Exempt Taxes	Q3 2018
26	498 Seventh Avenue	SEIU	582,507	$61.94	$54.71	13.0 Mos.	373.0 Mos.	Net; Exempt Taxes	Q3 2018
27	540 West 26th Street	Avenues: The World School	60,000	$79.75	$0.00	0.0 Mos.	240.0 Mos.	Net; Exempt Taxes	Q3 2018
28	330 East 62nd Street	Memorial Sloan Kettering	110,727	$61.00	$35.00	4.0 Mos.	364.0 Mos.	Net; Exempt Taxes	Q3 2017
29	220 East 42nd Street	American Jewish Joint Distribution Committee Inc.	28,939	$62.00	$50.00	0.0 Mos.	368.0 Mos.	Net; Exempt Taxes	Q1 2017
	Totals / Average (Community Facility)		193,575	$55.98	$101.44	14.8 Mos.	347.6 Mos.

	Subject Property Conclusion		155,025	$47.00	$200.00	0.0 Mos.	360.0 Mos.

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Herald Center

Appraisal Sale Comparables

Below are eight Appraiser concluded comparable sale comps. After adjustments, the sale prices ranged from $1,110.06 to $2,349.72 PSF, with an average of $1,591.96.

Comparable Sales Summary
	Sale 1	Sale 2	Sale 3	Sale 4

Address	Confidential	720 Fifth Avenue	724 Fifth Avenue	20 Hudson Yards

Submarket, City	Plaza District, Manhattan	Fifth Avenue, Midtown	Fifth Avenue, Midtown	Far West Side, Manhattan
Land Size	15,000 SF	7,553 SF	5,000 SF	198,898 SF
Rentable Area	375, 000 SF	128,761 SF	72,349 SF	432,000 SF
Year Built	1958 / 2015	1954	1921	2019
Stories	36	16	12	7
Investment Grade	Class A	Class B	Class B	Class A
Occupancy	85%	29%	38%	100%
Seller	Confidential	720 Fifth Sub A LLC c/o Wharton Properties	724 Fifth Fee Owner LLC c/o Wharton Properties	ERY Tenant, LLC c/o The Related Companies
Buyer	Confidential	720 Fifth USA, LLC c/o Prada	Prada	Wells Fargo
Interest Conveyed	Leasehold	Fee Simple	Leased Fee	Leased Fee
Sale Date	September 2024	December 2023	December 2023	November 2023
Transaction Type	Contract	Sale	Sale	Sale
Price	$420,000,000	$397,395,000	$425,000,000	$540,000,000
Price Per SF	$1,120.00	$3,086.30	$5,874.30	$1,250.00
NOI Per SF	$61.33	$156.95	$269.53	$70.50
In-Place Cap Rate	5.48%	4.40%	4.59%	4.25%
Adjusted Cap Rate	6.52%	–	–	4.42%
Terminal Cap Rate	5.50%	6.00%	4.00%	5.00%
Discount Rate	7.00%	7.00%	5.00%	6.00%
Holding Period	15 Years	12 Years	13 Years	10 Years

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Herald Center
Comparable Sales Summary
	Sale 5	Sale 6	Sale 7	Sale 8

Address	300 Lafayette Street	1619 Broadway	555 Greenwich Street	200 Fifth Avenue

Submarket, City	NoHo / SoHo, Midtown South	Westside, Midtown	Hudson Sq. / Meatpacking, Midtown South	Flatiron / Union Square, Midtown South
Land Size	11,622 SF	13,050 SF	20,044 SF	51,462 SF
Rentable Area	81,789 SF	175,125 SF	270,411 SF	857, 873 SF
Year Built	2019	1931 / 2018	2023	1909 / 2012
Stories	7	11	16	15
Investment Grade	Class A	Class B	Class A	Class A
Occupancy	77%	60%	4%	92%
Seller	TRTX 2019-FL3 Issuer, LTD c/o TPG Real Estate	1619 Broadway Mezz LLC c/o Brookfield Asset Management (US) INC.	The Rector, Church-Wardens, And Vestrymen Of Trinity Church in the City of NY	L&L Holding Co. & J.P. Morgan Asset Management
Buyer	Lafayette Portfolio Funding LTD. c/o Intervest	CMTG Lender 33 LLC c/o Mack Real Estate Credit Strategies	Trinity Hudson Holdings, LLC	Boston Properties
Interest Conveyed	Leasehold	Leaed Fee	Leasehold	Leased Fee
Sale Date	August 2023	June 2023	May 2023	October 2022
Transaction Type	Sale	Sale	Sale	Sale
Price	$130,000,000	$144,000,000	$450,000,000	$1,200,000,000
Price Per SF	$1,589.46	$822.27	$1,664.13	$1,398.81
NOI Per SF	$58.81	$39.53	–	$64.49
In-Place Cap Rate	3.70%	4.80%	–	3.95%
Adjusted Cap Rate	5.50%	5.50%	–	4.75%
Terminal Cap Rate	5.75%	5.25%	–	4.75%
Discount Rate	7.25%	7.25%	–	6.00%
Holding Period	14 Years	14 Years	–	15 Years

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Executive Summary	Page 7

Investment Highlights	Page 17

Property Overview	Page 20

Lender Underwriting	Page 33

Market Overview	Page 37

Appraisal Summary	Page 44

Summary of Loan Terms	Page 53

Sponsor Overview	Page 60

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Summary of Loan Terms (Continued)

Property:	Herald Center, an approximately 267,207 SF retail and office property located at 1293-1311 Broadway, New York, NY 10001.
Purpose of Financing:	The Loan proceeds and Sponsor equity were used by Borrower (i) to refinance the existing mortgage and preferred equity secured directly or indirectly by the Property, (ii) to make such deposits into any reserve accounts required by Lender, and (iii) to pay costs and expenses incurred in connection with the Loan.
Borrower:	Herald Center Department Store of New York LLC; Herald Center Department Store of New York Leasehold LLC
Sponsor	J.E.M.B. Realty Corp.
Whole Loan Amount:	$300,000,000
Recourse:

The Loan is non-recourse except for Lender’s standard recourse carve-outs (all of which will be recourse to Borrower and Sponsor/Guarantor). Borrower and Sponsor/Guarantor executed an environmental indemnity agreement acceptable to Lender. Prior to closing, Guarantors to provide evidence of (1) a minimum net worth (exclusive of any interest in the Property) of (x) $140,000,000 and (2) minimum liquidity of $10,000,000, each of such net worth and liquidity in U.S. assets.

Notwithstanding the above, the loan is recourse to the Guarantors in an amount equal to $60,000,000 until such time that the leasehold condominium is fully formed and the Yeshiva Unit has been sold and transferred to Yeshiva University in accordance with the loan documents.

Guarantor:	Joseph Jerome and Bailey Family 1998 Grandchildren’s Trust
Term:	Five (5) Years
Reserves:

Yeshiva Reserve: At closing, the Borrower deposited $31,005,000 into a Yeshiva TI Reserve for obligations owed under the Yeshiva lease.

Yeshiva Seller Work Reserve: At closing, the Borrower deposited $2,465,548 into a Yeshiva Landlord Work Reserve, which is the amount estimated to complete the landlord work described in the Yeshiva lease.

Tax and Insurance Reserve: At closing, the Borrower will deposit $1,196,026 into the Tax Reserve. The borrower is required to make monthly deposits into the Tax Reserve in an amount equal to 1/12th of the annual taxes as Lender reasonably estimates will be payable during the ensuing twelve-month period (estimated to be approximately $598,013). No reserve of insurance premiums is required as the Borrower has a blanket insurance policy in-place.

Rent Concession Reserve: At closing, the Borrower deposited $268,391 into a Rent Concession Reserve for the remaining free rent owed to JIBEI under the JIBEI lease.

JIBEI Reserve: At closing, the Borrower deposited $800,250 into a JIBEI Work Reserve, which is the amount estimated to complete the construction of a new private entrance for JIBEI as described in the JIBEI lease.

Immediate Repair Reserve: At closing, the Borrower deposited $502,807 into an Immediate Repair Reserve, which represents 110% of the immediate repair costs identified in the PCA.

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Summary of Loan Terms (Continued)

Reserves Cont’d:

Replacement Reserve: Borrower is required to make monthly deposits into a replacement reserve in an amount equal to $0.20 PSF per annum on the entire square footage of the property (267,207 SF), which is estimated to be $4,453 for the term of the Loan.

Cash Management:

All revenues from the Property are required to flow through an account (the "Clearing Account") established by Borrower with a financial institution reasonably acceptable to Lender. Prior to a Trigger Period, amounts deposited in the Clearing Account will be released to Borrower's operating account daily. During a Trigger Period, amounts deposited in the Clearing Account will be swept on a daily basis into an account established by Lender (the "Cash Management Account"). During a Trigger Period so long as no event of default is continuing, monthly debt service, reserve payments, monthly disbursements to Borrower for budgeted operating and capital expenditures in accordance with the Lender-approved budget and other payments due under the loan documents will be funded from the Cash Management Account. All revenues of the Property remaining after all such payments and disbursements have been made ("Excess Cash Flow") will be retained as additional cash collateral for the Loan.

A "Trigger Period" means any period during which (i) an event of default is continuing or (ii) the DSCR falls below the Trigger Level for two (2) consecutive quarters until the DSCR exceeds the Trigger Level for two (2) consecutive quarters, (iii) the occurrence of a Material Tenant Trigger Event.

A “Material Tenant Trigger Event” means (i) if a Material Tenant gives written notice to Borrower of its intention to terminate or not extend its Material Tenant Lease; (ii) if, on or prior to the date that is twelve (12) months prior to the then-applicable expiration date under its Material Tenant Lease, a Material Tenant does not extend such Material Tenant Lease on the same or equivalent terms expressly provided by such Material Tenant Lease or otherwise on terms and conditions reasonably acceptable to Lender; (iii) if, on or prior to the date by which a Material Tenant is required under its Material Tenant Lease to notify Borrower of its election to extend such Material Tenant Lease, such Material Tenant does not give such notice; (iv) if a monetary or material non-monetary default beyond the expiration of applicable notice and/or cure periods occurs under a Material Tenant Lease; (v) any Bankruptcy Action of a Material Tenant or any parent company and/or lease guarantor with respect to a Material Tenant Lease; (vi) if a Material Tenant Lease is terminated or is no longer in full force and effect; (vii) if a Material Tenant Go Dark Event occurs with respect to any Material Tenant other than H&M; or (viii) the occurrence of a Material Tenant Monthly Deposit Event.

A “Material Tenant Go Dark Event” means a Material Tenant “goes dark” or ceases to conduct business in the ordinary course at all or a portion of its Material Tenant Space for a period of six (6) consecutive months or longer, subject to an acceptable go dark period, other than (i) in connection with portions of the space demised to such Material Tenant that are not being utilized due to such Material Tenant’s implementation of a “hybrid work” program (i.e. a program whereby employees are required to work physically in the workplace on most business days but are permitted to otherwise work remotely) and each of the following conditions is satisfied: (x) a majority of such Material Tenant’s demised premises remains available and functional for the use contemplated by said Material Tenant Lease if and to the extent on any given day employees of such Material Tenant were to elect to utilize such space for work and (y) onsite staff remain in place during normal business hours at the applicable premises to implement and provide standard and customary services with respect to the applicable space (i.e. mailroom, reception, admin assistance, etc., (ii) in the event that a Material Tenant subleases all or a portion of it Material Tenant Space to a subtenant in accordance with the terms of this Agreement, the other Loan Documents and the applicable Material Tenant Lease, the initial period during which such Material Tenant or the subtenant is performing tenant improvements or remodeling the subleased premises in preparation for such subtenant to commence its operations at the subleased premises, in all cases in accordance with the terms of this Agreement, provided that (x) the Material Tenant Lease remains in full force, (y) the Material Tenant continues to remain liable to Borrower for all obligations under the Material Tenant Lease, and (z) the Material Tenant continues to pay all Rent due under the Material Lease during the period any such tenant improvements or remodeling is being performed, or (iii) with respect to the portion of the space in the Yeshiva Unit identified as Tranche 1, Tranche 2 and Tranche 3 (each as defined in the Yeshiva PSA) only, the period commencing on January 3, 2025 and continuing through the date that is (A) with respect to Tranche 1, July 30, 2025, (such period

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Strictly private and confidential	Herald Center

Summary of Loan Terms (Continued)

Cash Management Cont’d:	from January 3, 2025 (the “Closing Date”) to July 30, 2025, the “Yeshiva Tranche 1 Pre-Possession Period”), (B) with respect to Tranche 2, thirty (30) days after the Tranche 2 Commencement Date (as defined in the Yeshiva PSA) (such period from January 3, 2025 to thirty (30) days after the Tranche 2 Commencement Date, the “Yeshiva Tranche 2 Pre-Possession Period”) and (C) with respect to Tranche 3, thirty (30) days after the Tranche 3 Commencement Date (as defined in the Yeshiva PSA) (such period from January 3, 2025 to thirty (30) days after the Tranche 3 Commencement Date, the “Yeshiva Tranche 3 Pre-Possession Period”), a Material Tenant Go Dark Event is not deemed to have occurred with respect to (I) Tranche 1 during the Yeshiva Tranche 1 Pre-Possession Period, (II) Tranche 2 during the Yeshiva Tranche 2 Pre-Possession Period and (II) Tranche 3 during the Yeshiva Tranche 3 Pre-Possession Period. For the avoidance of doubt, a Material Tenant Go Dark Event with respect to Yeshiva is only deemed to occur if Yeshiva (or any permitted assignee of Yeshiva) has “gone dark” or ceases to conduct business in the ordinary course in each Tranche for a period of six (6) consecutive months or longer.
A “Material Tenant Monthly Deposit Event” is summarized in the table below:

	Sweep Trigger Conditions	Sweep Amount
	H&M is Dark and has a rating of BBB-/Baa3 or above by all agencies	75% of free cash flow
	H&M is Dark and has a rating of BB-/Ba3 or above by all agencies but below BBB-/Baa3 by any agency	75% of free cash flow
	H&M is Dark and has a rating of B-/B3 or above by all agencies but below BB-/Ba3 by any agency	100% of free cash flow
	H&M is Dark and has rating below B-/B3 by any agency	100% of free cash flow
	H&M is NOT Dark and has a rating of BB-/Ba3 or above by all agencies but below BBB-/Baa3 by any agency	35% of free cash flow
	H&M is NOT Dark and has a rating of B-/B3 or above by all agencies but below BB-/Ba3 by any agency	50% of free cash flow
	H&M is NOT Dark and has a rating below B- /B3 by any agency	75% of free cash flow
Any sweeps triggered by a Material Tenant Go Dark Event or Material Tenant Monthly Deposit Event will be capped at two years' worth of the Material Tenant's then-current annual gross rental rate based on the underwritten lease at closing.
“Material Tenant” means H&M (Hennes and Mauritz) and Yeshiva University.
The DSCR will be tested by Lender quarterly provided that Lender will not test debt service coverage ratio for any period commencing prior to July 1, 2025. "Trigger Level" means a DSCR of 1.10x (for two consecutive quarters) for the quarterly period starting July 1, 2025 through the quarterly period ending June 2026. From the quarterly period starting in July 1, 2026 through the quarterly period ending June 2027, Trigger Level means 1.15x (for two consecutive quarters). Thereafter, through the maturity date of the loan, the Trigger Level means 1.20x (for two consecutive quarters). The DSCR test will be calculated on a trailing 12-month basis by dividing underwritten net cash flow

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Strictly private and confidential	Herald Center

Summary of Loan Terms (Continued)

Cash Management Cont’d:

By the annual debt service. However, for the quarterly period from September 2025 through June 2026, underwritten net cashflow will be calculated using annualized rent for Yeshiva Tranche 1, trailing 12-month rent for all other tenants and trailing 12-month expenses.

Notwithstanding the foregoing, however, at the end of a Trigger Period or a Material Tenant Trigger Event after tenant improvements and brokerage commissions for replacement tenants have been paid for, the balance of excess cash flow swept will be returned to the Borrower.

Real Estate Tax Structure:

●                Each fiscal tax year, the actual taxes owed will be compared to the projected tax amounts in the table below. The difference between the actual taxes and the projected taxes in the table below will be capped using a 5.5% cap rate to get a value for the difference. There will be a springing recourse carveout to the Guarantors in that amount. For the avoidance of doubt, this will be calculated annually and the exposure to the Guarantors under the springing recourse carveout will be the amount calculated in the year that the lender successfully exercises its remedies.

		2024/2025	2025/2026	2026/2027	2027/2028	2028/2029	2029/2030
	Base Tax Projection	$3,374,667	$3,556,812	$4,350,123	$5,738,109	$6,748,661	$7,788,270

●              Adjustments to base tax projections:

●              Millage Rate:

●               For any increases in the millage rate, the projected tax amounts in the table above will be adjusted to include the amount of the tax increase resulting from a millage rate increase.

●               The millage rate utilized to project the taxes above was 10.762% (“Base Year Millage Rate”), and this will be used for calculation of millage rate increases.

●               Each tax year, the current year millage rate will be compared to the Base Year Millage Rate and any increase will be multiplied by the prior years assessed value. The resulting amount will be added to the tax projection in the table above for that fiscal tax year (“Adjusted Tax Amount”).

●     The Adjusted Tax Amount for each fiscal tax year will be used when calculating the delta between the actual taxes for that fiscal year and the Adjusted Tax Amount for that fiscal year.

●                Non-Condo Related Re-assessments

●               In the event of a city-wide re-assessment against similar properties, Borrower may provide acceptable evidence of such city wide re-assessment and that increases in the taxes for that fiscal year were solely attributable to such city wide re-assessment and not related to the condominium formation. If this is proven, the amounts in the table above will be adjusted.

●               For the fiscal tax year of the city-wide re-assessment, the tax amount resulting from the re-assessment will be compared to the tax amount from the prior year and any increase will be added to the tax projection in the table above for that fiscal tax year.

●               The Adjusted Tax Amount for each fiscal tax year will be used when calculating the delta between the actual taxes for that fiscal year and the Adjusted Tax Amount for that fiscal year.

Collateral:	The fee simple interest. The Loan is also secured by the leasehold estate created by the Affiliated Ground Lease. The lien of the leasehold mortgage on the Yeshiva Unit will be released upon the transfer of the Yeshiva Unit to Yeshiva. The 4th floor of the Property will be released in connection with Yeshiva’s right of first offer.

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Strictly private and confidential	Herald Center

Summary of Loan Terms (Continued)

Property Management:	The Property will be managed by an affiliate of Sponsor or such other manager reasonably approved by Lender. The management agreement is reasonably satisfactory to Lender. Lender will have the right to cause Borrower to terminate the management agreement in the event that (a) the manager becomes insolvent, (b) a continuing default by the manager under the Management Agreement beyond any applicable notice and grace periods or (c) an event of default under the Loan. The manager will execute a conditional assignment and subordination of management agreement reasonably acceptable to Lender.
Financial Reporting:	Borrower is required to provide Lender with quarterly and annual income statements and balance sheets, rent rolls, and occupancy reports (collectively, the "Financial Statements"). During the term of the Loan, Borrower is required to deliver to Lender quarterly Financial Statements certified by a responsible officer of Borrower and annual audited Financial Statements, audited by an accounting firm reasonably approved by Lender. In addition, an annual budget for the Property will be provided to Lender subject to Lender's reasonable approval.
Prepayment:	No prepayment of the Loan will be allowed until six (6) months prior to the maturity date (the "Open Date"). At any time after the earlier to occur of two (2) years from securitization (defined below) or four (4) years from loan origination, Borrower may defease the Loan in whole, provided that, no event of default is then continuing, Borrower gives at least 30 days written notice to Lender and Borrower delivers to Lender non-callable U.S. Treasury Securities whose cash flows are equal to and occur as close as possible, but before, the dates for the remaining scheduled interest and principal payments required under the Loan through and including the Open Date, and rating agency confirmation. In the event the Loan is defeased on a day that is not a regular monthly payment date, such defeasance amount will include the amount of interest that would have accrued on the principal amount of the Loan through the end of the accrual period during which such defeasance occurs.
Amortization:	None.
Preferred Equity Terms:	On the closing date, BIG Herald Investments II, LLC, a Delaware LLC (the “Preferred Equity Investor”) made a preferred equity investment in Herald Center Department Store, L.P., a Delaware limited liability partnership, the sole member of each Borrower (“Sole Member”) in the original amount of $30,000,000 (the “Closing Date Preferred Equity”). The rate of return on the Closing Date Preferred Equity is 13% provided, however, the current pay rate is 8% and the balance of 5% accrues until cash flow from the Property is available to pay the accrued portion. Preferred Equity Investor established an interest rate reserve at the closing of the Preferred Equity Investment equal to $2,025,000. Upon the occurrences of certain events under the preferred equity documents, the Preferred Equity Investor is permitted to remove the general partner of the Sole Member and replace or designate a new general partner controlled by the Preferred Equity Investor, subject to the satisfaction of customary conditions precedent set forth in the mortgage loan documents, which include, among other things, the Preferred Equity Investor being required to provide a supplemental guarantor having control of, or being under common control with, Borrower, Sole Member and the Property, customary searches acceptable to Lender and written evidence that such supplemental guarantor can satisfy the then new worth and liquidity requirements. Provided BIG Real Estate Fund II, L.P. then satisfies such conditions precedent expressly described in the immediately preceding sentence, it will be deemed an acceptable supplemental guarantor. The supplemental guarantor is required to deliver a supplemental guaranty of recourse obligations and environmental substantially in the form delivered to Lender on the closing date by Guarantor, except that supplemental guarantor has no obligations for the following guaranteed amounts (and for which the Guarantor on the closing date remains liable for):

-                 The $60,000,000 partial loan guaranty until the leasehold condominium conversions occurs and the Yeshiva Unit is transferred to Yeshiva in accordance with the mortgage loan documents and Yeshiva Documents;

-                 The redemption price related to the redemption of a limited partnership interest in sole member (the estimated redemption amount as of the closing date was $470,000); and

-                 For each tax year beginning with the 2024/2025 tax year, an amount equal to the difference between the actual taxes owed on the Property and the projected tax amounts in the table set forth in the mortgage loan documents, as such projected amount

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Strictly private and confidential	Herald Center

Summary of Loan Terms (Continued)

Preferred Equity Terms Cont’d:	May be adjusted based on changes in millage rates and/or citywide tax increases unrelated to the leasehold condominium conversion.

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Strictly private and confidential	Herald Center

Executive Summary	Page 7

Investment Highlights	Page 17

Property Overview	Page 20

Lender Underwriting	Page 33

Market Overview	Page 37

Appraisal Summary	Page 44

Summary of Loan Terms	Page 53

Sponsor Overview	Page 60

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Strictly private and confidential	Herald Center

Sponsor Overview

The borrowing entities for the Loan are newly formed or properly recycled single-purpose, bankruptcy remote entity owned and controlled by the Sponsor and one of the guarantors, Joseph Jerome.

JEMB Realty Corporation

JEMB Realty Corporation was founded by Morris Bailey and Joseph L. Jerome in 1990. JEMB Realty Corporation is a three-generation, family run, real estate development, investment and management organization based in New York City. The firm has been a key player in the real estate industry since 1990, with a diverse expanding asset base throughout the United States and Canada. In affiliation with the Montreal firm, BUSAC Real Estate and New York-based Helm Equities, JEMB Realty Corporation has established itself in the industry through presence in multiple North American cities.

JEMB affiliates are active in innovative repositioning of real estate assets, construction projects as well as financial structuring. The partners own and operate a real estate portfolio totaling more than 6.5 million square feet, including 75 Broad, Herald Towers, Herald Center, 150 Broadway, 1 Willoughby Square, Resorts Casino Hotel in the New York region and the recently acquired Wyndham Grand Clearwater Beach Hotel in Florida. Herald Towers is situated across from the Property further demonstrating the Sponsor’s commitment to the submarket. JEMB Realty Corporation and affiliates successfully repositioned major assets and continued capital investment to optimize value despite market fluctuations.

JEMB Realty Group has also expanded into the online gaming, financing, and telecommunications sectors, through investments in Resorts Digital Gaming, the Basis Investment Group, and Xentris Wireless.

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Strictly private and confidential	Herald Center

Sponsor Overview (Cont’d)

Organizational Chart

HERALD CENTER

Effective: closing 12/xx/24
Herald Center Department Store o New York LLC
100%
Delaware
Herald Center Department Store o New York Leasehold LLC
100%
Delaware
Herald Center Department Store, L.P.
100%
Delaware
BIG Herald Investments II ,LLC
1.000%
Limited Partner
Delaware
Bailey Herald Center L.P.
49.995%
Limited Partner
Delaware
Herald Center Department Store, Inc.
0.505%
Limited Partner
Delaware
Herald Center Department Store G LLC
0.495%
Managing General Partner
Delaware
Herald Center Department Store II LLC
48.005%
Limited Partner
Delaware
I.C.S. Herald Corp. Note 1
0%
Limited Partner
New York
Herald Center Department Store G Sole Member LLC
100%
Delaware
MPB Enterprises LP
100%
Delaware
Michele Bailey-Horovits
25%
Ester Jerome
25%
Bailey Herald Center Holdings LLC
49%
Delaware
Bailey Herald Inc.
1%
General Partner
Delaware S-Corp
Joseph Jerome
100%
Joseph Jerome
25%
Louis Jerome
25%
Morris Jerome
25%
Jacob Jerome
25%
Bailey Family 1998 Grandchildren's Trust
49%
Joseph & Ester Jerome
25%
Michele Bailey-Horovits
25%
MPB Enterprises, Inc.
1%
General Partner
Delaware S-Corp.
Paulette Bailey
Pref Member
Louis Jerome
33.33%
Morris Jerome
33.33%
Jacob Jerome
33.33%
Ester Jerome
50.00%
Michele Bailey-Horovits
50.00%
Paulette Bailey
100%
Trustees
Ester Jerome
Michele Bailey Horovits
Beneficiaries (1/9 each)
Louis Jerome
Morris Jerome
Ruth Jerome (Hamway)
Jacob Jerome
Paulette Jerome (Jemal)
Elliot Chaime
Robin Chaime (Rahmey)
Mia Horovits
Julian Horovits
Note 1:
ICS (Chera) is a partner with no P&L allocation/No voting rights.

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